As filed with the United States Securities and Exchange Commission on July 16, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sundial Growers Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Province of Alberta	2833	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

#300, 919 – 11 Avenue SW

Calgary, AB T2R 1P3

(403) 948-5227

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, NY 10036-8401

Telephone: +1 800 927 9801

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jason Lehner Merritt Johnson Shearman & Sterling LLP 199 Bay Street Toronto, ON M5L 1E8 (416) 360-8484	Nathan Robb McCarthy Tétrault LLP Suite 4000 421 - 7th Avenue SW Calgary AB T2P 4K9 (403) 260-3500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging Growth Company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee
Common shares, no par value, to be offered for resale by selling shareholders	130,132,104(2)	$0.7907	$102,895,455	$13,355.83

(1)

Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional common shares as may be issued to prevent dilution from share splits, share dividends, and similar transactions.

(2)

Consists of 300% of the sum of (i) 28,920,309 common shares that may be issued upon conversion of notes held by the selling shareholders and (ii) 14,457,059 common shares that may be issued upon the exercise of warrants.

(3)

Estimated at US$0.7907 per share, the average of the high and low prices of the common shares on the Nasdaq Global Select Market on July 10, 2020, solely for purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

130,132,104 Common Shares

This prospectus relates to the offer and sale by the selling shareholders identified in this prospectus under the caption “Selling Shareholders” (the “selling shareholders”) from time to time of up to an aggregate 130,132,104 of our common shares. Under the New Investor Registration Rights Agreement (as defined herein), we are required to register for resale 300% of the sum of (i) 28,920,309 common shares, being the number of common shares issuable upon conversion of the New Convertible Notes (as defined herein) based on a conversion price of US$0.6224, and (ii) 14,457,059 common shares, being the number of common shares issuable upon exercise of the New Investor Warrants (as defined herein). This amount represents a good faith estimate of the maximum number of common shares issuable pursuant to the New Convertible Notes and New Investor Warrants. Because the conversion price of the New Investor Convertible Notes and the exercise price of the New Investor Warrants may be adjusted, the number of common shares that will actually be issued may be more or less than the number of common shares being offered by this prospectus.

The New Investor Convertible Notes have an initial conversion price of US$1.00 per common share and (ii) the New Investor Warrants have an initial exercise price of US$0.9338 per common share. The conversion price of the New Investor Convertible Notes and the exercise price of the New Investor Warrants are subject to change (see “Description of Private Placement”). We will not receive any of the proceeds from the sale by the selling shareholders of the common shares, although we will receive the exercise price of any New Investor Warrants not exercised by the selling shareholders on a cashless exercise basis. Any proceeds received by us from the exercise of the New Investor Warrants will be used for general corporate purposes. We will bear all fees and expenses incident to our obligation to register the offer and sale of the common shares.

The selling shareholders may offer our common shares from time to time in a number of different methods and at varying prices. For more information on possible methods of offer and sale by the selling shareholders, please see the section entitled “Plan of Distribution” beginning on page 18 of this prospectus. Our shareholders may experience significant dilution as a result of our issuance of common shares pursuant to the New Investor Convertible Notes and New Investor Warrants (see “Risk Factors” for more information).

Our common shares are listed for trading on the Nasdaq Global Select Market (“Nasdaq”), under the symbol “SNDL”. On July 14, 2020, the closing sale price of our common shares as reported by Nasdaq was US$0.8424. On May 12, 2020, the Company was notified by the Listing Qualifications Department of the Nasdaq that the closing bid price of the Company’s common shares for the last 30 consecutive business days from March 30, 2020 to May 11, 2020 did not meet the minimum bid price of US$1.00 per share as set forth in Nasdaq Listing Rule 5450(a)(1) required for continued listing on Nasdaq (the “minimum bid requirement”). The Company has until December 28, 2020 to regain compliance with the minimum bid requirement. Our shareholders have granted approval to our board of directors to, in its discretion, implement a reverse share split of our common shares (the “reverse split”) if then necessary to attempt to comply with the minimum bid requirement. If at any time prior to December 28, 2020, the closing bid price of the Company’s common shares is at least US$1.00 for a minimum of ten consecutive business days, the Company will be considered by Nasdaq to have regained compliance with the minimum bid requirement and the reverse split may not be necessary. No decision has been made yet by our board of directors to implement the reverse split.

We are an “emerging growth company” and a “foreign private issuer” under applicable Securities and Exchange Commission rules, and will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer”.

You should rely only on the information contained herein or incorporated by reference in this prospectus. Neither we nor any selling shareholder has authorized any other person to provide you with different information.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of the Province of Alberta, that all of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are residents of Canada, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

Our business and an investment in our common shares involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 9 of this prospectus and in the documents incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

July 16, 2020

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor the selling shareholders have authorized anyone to provide you with different information, and neither we nor the selling shareholders take responsibility for any other information others may give you. Neither we nor the selling shareholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and the documents incorporated by reference herein is current only as of its date, regardless of its time of delivery or the time of sale of any of our securities. Our business, financial condition, results of operations and prospects may have changed since such dates.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

About this Prospectus

This prospectus relates to the offer and sale by the selling shareholders identified in this prospectus under the caption “Selling Shareholders,” from time to time, of common shares issuable upon conversion of the New Investor Convertible Notes and common shares issuable upon the exercise of the New Investor Warrants. We are not selling any common shares under this prospectus, and we will not receive any proceeds from the sale of common shares offered hereby by the selling shareholders, although we will receive the exercise price of any New Investor Warrants not exercised by the selling shareholders on a cashless exercise basis. Any proceeds received by us from the exercise of the New Investor Warrants will be used for general corporate purposes.

The registration statement we filed with the SEC includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC, and the documents incorporated by reference herein before making your investment decision. You should rely only on the information provided in this prospectus and the documents incorporated by reference herein or any amendment thereto. In addition, this prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information: Incorporation by Reference.” Information contained in later-dated documents incorporated by reference will automatically supplement, modify or supersede, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated by reference.

Trademarks, Trade Names and Service Marks

We own or otherwise have rights to the trademarks, trade names and service marks, including Top Leaf, Sundial Cannabis, Palmetto, Grasslands and others mentioned in this prospectus or in the documents incorporated by reference herein, used in conjunction with the marketing and sale of our products. Solely for convenience, the trademarks, trade names and service marks may appear in this prospectus or the documents incorporated by reference therein without the ® and ™ symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this prospectus or the documents incorporated by reference therein are the property of their respective owners.

Basis of Presentation

Unless otherwise indicated, all references in this prospectus to the “Company”, “Sundial”, “we”, “us”, “our” or similar terms refer to Sundial Growers Inc. and its subsidiaries.

Unless otherwise indicated, all references in this prospectus to “Bridge Farm” refer to Bridge Farm Nurseries Limited, its subsidiaries and, subsequent to August 11, 2017, Project Seed Topco Limited, the parent of Bridge Farm Nurseries Limited. We completed the Bridge Farm Disposition (as defined herein) on June 5, 2020.

Presentation of Financial Information

We present our financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

None of the financial statements incorporated by reference into this prospectus were prepared in accordance with generally accepted accounting principles in the United States.

Effective for the fiscal year ended December 31, 2018, we changed our fiscal year end from February 28 to December 31. As a result of this change, the figures presented in our consolidated financial statements for the ten months ended December 31, 2018, or the transition period, are not entirely comparable to those for the fiscal years ended February 28, 2018 and 2017. We do not present financial statements for a separate historical period that is comparable to the transition period. Following the transition period, we prepare annual consolidated financial statements for each fiscal year ending December 31, beginning with the fiscal year ending December 31, 2019. References in this prospectus to our “fiscal year ended December 31, 2018” shall mean the ten months ended December 31, 2018.

We publish our consolidated financial statements in Canadian dollars and Bridge Farm has historically published its financial statements in British pound sterling. In this prospectus, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$”, “C$”, “CDN$”, “CAD$” and “dollars” mean Canadian dollars, all references to “£”, “pounds” and “pound sterling” mean British pound sterling and all references to “US$” and “USD” mean U.S. dollars. Except with respect to U.S. dollar and British pound sterling, amounts presented as contractual terms or as otherwise indicated, all amounts that are presented in U.S. dollars herein have been translated from Canadian dollars solely for convenience at an exchange rate of $1.3616 per US$1.00, which was the daily exchange rate as of July 14, 2020, as reported by the Bank of Canada.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Presentation of Share Information

All references to “shares” or “common shares” in this prospectus refer to the common shares of Sundial Growers Inc., no par value.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference herein and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our shares, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements”, and “Unaudited Pro Forma Condensed Consolidated Financial Information”, the section entitled “Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2019, incorporated by reference herein (our “Annual Report”), our consolidated financial statements and the related notes incorporated by reference in this prospectus and all other information included or incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to the “Company”, “Sundial”, “we”, “us” and “our” refer to Sundial Growers Inc. and its subsidiaries.

Our Company

Sundial is a licensed producer that grows cannabis using state-of-the-art indoor facilities.

Sundial cultivates cannabis using an individualized “room” approach, in approximately 479,000 square feet of total space.

Sundial’s brand portfolio includes Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value).

Sundial currently produces and markets cannabis products for the adult-use market. Sundial’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of the Company’s production of high-quality, strain-specific cannabis products. The Company has established supply agreements with nine Canadian provinces, with approval recently received from Quebec, and has a distribution network that covers 98% of the national recreational industry.

The Company’s primary focus has been on producing and distributing premium inhalable products and brands (flower, pre-rolls and vapes). Upon receiving a licence from Health Canada to sell cannabis oil products, the Company began the sale and distribution of cannabis vape products in December 2019. The Company is currently marketing its adult-use products under its Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value) brands and intends to introduce new products under these brands and other brands as it expands its brand portfolio.

The majority of the Company’s sales in the three months ended March 31, 2020 were to provincial boards; however, Sundial continues to enter into agreements to supply other licensed producers in Canada.

The Company’s planned medical cannabis offerings are supported through its 50% equity interest in Pathway Rx Inc. (“Pathway Rx”) which uses advanced technology and an extensive library of cannabis strains to identify and customize targeted treatments for a wide range of medical conditions. The Company has a license agreement with Pathway RX enabling the Company the use of certain strains for commercial production. See Exhibit 10.1 to the registration statement of which this prospectus forms a part for more information.

In July 2019, the Company acquired Bridge Farm, a grower of ornamental plants and herbs, based in the United Kingdom, with the intention of converting Bridge Farm’s existing facilities to the cultivation, processing and distribution of cannabidiol (CBD) products. On June 5, 2020, the Company completed the Bridge Farm Disposition as described under “—Recent Developments—Sale of Bridge Farm”.

Recent Developments

Sale of Bridge Farm

On May 15, 2020, the Company, as guarantor, and Sundial UK Limited (the “Seller”), a wholly-owned subsidiary of the Company, entered into a share purchase agreement (the “SPA”) with, inter alios, Project Giant Bidco Limited (the “Purchaser”), a company incorporated under the laws of England and Wales, to sell all of the issued and outstanding shares of the Project Seed Topco Limited (the “Target”), which comprises the Company’s business known as Bridge Farm (the “Bridge Farm Disposition”). The SPA also provided for the sale to the Purchaser of loan notes previously issued to the Seller by Project Seed Bidco Limited, a wholly-owned subsidiary of the Target.

The Bridge Farm Disposition closed on June 5, 2020, for total non-cash consideration of approximately $90.0 million.

As consideration for the Bridge Farm Disposition, the Purchaser (i) assumed $45.0 million of debt under Sundial’s $115.0 million Original SAF Credit Agreement (as defined herein), (ii) assumed the contingent consideration liabilities related to the remaining earn-out and additional share obligations under the original Bridge Farm acquisition agreement, dated as of July 2, 2019, and (iii) canceled approximately 2,700,000 Sundial common shares currently held by certain individuals affiliated with the Purchaser. Sundial did not receive any cash consideration in connection with the transaction.

The above does not purport to be a complete description of the SPA or the Bridge Farm Disposition and is qualified in its entirety by reference to the full text of Exhibit 2.1 to the registration statement of which this prospectus forms a part.

Amendment and Restatement of Credit Agreement

The Company entered into a credit agreement dated August 29, 2019 among, inter alia, the Company, as borrower, ATB Financial and other persons party thereto from time to time as lenders (collectively, the “Lenders”), and ATB Financial (the “Agent”), as administrative agent for the Lenders (the “Original First Lien Credit Agreement”).

On June 5, 2020, the Company entered into an amended and restated credit agreement among, inter alios, the Company, as borrower, the Lenders, and the Agent, as administrative agent for the Lenders (the “Amended and Restated Credit Agreement”). Amendments to the Original First Lien Credit Agreement, among other items, included a waiver of the Company’s first quarter 2020 financial covenants, the elimination of financial covenants other than a covenant to maintain minimum cash balance of $2.5 million until December 31, 2020 or later and the addition of a covenant requiring the Company to raise equity capital of at least US$10.0 million by December 1, 2020. Additionally, principal repayments of $2.1 million per quarter have been rescheduled to commence on September 30, 2020.

The above does not purport to be a complete description of the Amended and Restated Credit Agreement and is qualified in its entirety by reference to the full text of Exhibit 10.4 to the registration statement of which this prospectus forms a part.

Restructuring and Novation Agreement

SGI Partnership (the “Original Borrower”), SAF Jackson II LP (the “Creditor”) and the other lenders from time to time party to the credit agreement as lenders (the “SAF Lenders”), and the Creditor, as administrative agent, were party to a credit agreement dated June 27, 2019, as supplemented by a waiver and consent dated August 29, 2019 (as supplemented, the “Original SAF Credit Agreement”).

On June 5, 2020, the Company, and the Creditor, in its capacity as administrative agent, and the SAF Lenders, among others, entered into restructuring and novation agreement (the “Restructuring and Novation Agreement”) pursuant to which, inter alia, (a) the Original Borrower assigned all of the Original Borrower’s right, title and interest in and to, and all benefits of the Original Borrower under, the Original SAF Credit Agreement to the Company, to the extent of $73,227,465.75 of the accommodations outstanding, together with deferred and accrued interest, on the date of such assignment (collectively, the “Parent Obligations Outstanding”) and the Company assumed and agreed to perform and discharge all obligations and liabilities of the Original Borrower under the Original SAF Credit Agreement as if it were the original borrower and party to the Original SAF Credit Agreement to the extent of the Parent Obligations Outstanding; (b) the Original Borrower assigned all of Original Borrower’s right, title and interest in and to, and all benefit of the Original Borrower under, the Original SAF Credit Agreement to the Seller to the extent of $45,000,000 of the accommodations outstanding on the date of such assignment (the “Sundial UK Obligations Outstanding”) and the Seller assumed, and agreed to perform and discharge all the obligations and liabilities of the Original Borrower under the Original SAF Credit Agreement as if it were the original borrower and party to the Original SAF Credit Agreement to the extent of the Sundial UK Obligations Outstanding (the “First Assignment and Assumption”); and (c) immediately following the First Assignment and Assumption, the Seller assigned all of the Seller’s right, title and interest in and to, and all benefits of the Seller under, the Original SAF Credit Agreement to the Purchaser. Pursuant to the extent of the Sundial UK Obligations Outstanding and the Purchaser assumed, and agreed to perform and discharge all the obligations and liabilities of the Seller under the Original SAF Credit Agreement as if it were the original borrower and party to the Original SAF Credit Agreement to the extent of the Sundial UK Obligations Outstanding.

SAF Transaction

On June 5, 2020, in connection with the Restructuring and Novation Agreement, the Company and the Creditor entered into a securities restructuring agreement (the “Securities Restructuring Agreement”) pursuant to which: (i) the Company and the Creditor amended and restated the Parent Obligations Outstanding by issuing a senior second lien convertible note of the Company, in the aggregate principal amount of $73,227,465.75 (the “SAF Convertible Note”), convertible into common shares (subject to strict limitations) issuable pursuant to the terms of the SAF Convertible Note at an initial conversion price of US$1.00 per common share (the “SAF Convertible Note Issuance”), and (ii) in consideration of SAF agreeing to amend and restate the Parent Obligations Outstanding, the Company issued to the Creditor common share purchase warrants to acquire up to 17,500,000 common shares at an exercise price of US$1.00 per warrant and common share purchase warrants to acquire up to 17,500,000 common shares at an exercise price of US$1.20 per warrant (together, the “SAF Warrants”) (the “SAF Warrants Issuance” and together with the SAF Convertible Note Issuance, the “SAF Transaction”). In connection with the issuance of the SAF Convertible Note and SAF Warrants, the Company granted certain registration rights to the Creditor requiring the Company to register the underlying common shares. See “Description of SAF Transaction”.

Private Placement of New Investor Convertible Notes and New Investor Warrants

On June 5, 2020, and concurrent with the Debt Restructuring Transactions, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the selling shareholders, providing for the sale of a new series of unsecured senior subordinated convertible notes in the aggregate principal amount of US$18.0 million (the “New Investor Convertible Notes”), convertible into common shares at any time at the option of the holders at an initial conversion price of US$1.00, and common share purchase warrants to acquire up to 14,457,059 common shares at an initial exercise price of US$0.9338 per common share (the “New Investor Warrants”). Proceeds from the sale of the New Investor Convertible Notes, net of original issue discount, placement agents’ fees and other expenses, amount to approximately US$13.3 million, which will be used for general corporate purposes. Cash payments, if any, required to be made under the New Investor Convertible Notes or the New Investor Warrants will be subordinated in certain circumstances to payments under the Amended and Restated Credit Agreement and SAF Convertible Note; however, such cash pay obligations would be senior to any claims of our shareholders. In connection with the issuance of the New Investor Convertible Notes and New Investor Warrants, the Company granted certain registration rights to the selling shareholders requiring the Company to register the underlying common shares. See “Description of Private Placement”.

Placement Agent Warrants

Canaccord Genuity LLC (“Canaccord”) and AltaCorp Capital Inc. (“AltaCorp” and, together with Canaccord, the “Placement Agents”) acted as placement agents for the offering of the New Investor Convertible Notes and New Investor Warrants and were each issued common share purchase warrants to acquire up to 540,000 common shares at an exercise price of US$1.00 per common share (collectively, the “Placement Agent Warrants”). Each Placement Agent Warrant also provides for certain registration rights to require us to register the common shares underlying the warrants pursuant to the Securities Act and certain distribution rights under Canadian securities laws. Each of Canaccord and AltaCorp will initially be restricted from exercising their respective Placement Agent Warrants.

The above does not purport to be a complete description of the Placement Agent Warrants and is qualified in its entirety by reference to the full text of Exhibit 4.4 to the registration statement of which this prospectus forms a part.

Corporate Information

Sundial Growers Inc. was incorporated under the Business Corporations Act (Alberta) (the “ABCA”) on August 19, 2006. On July 22, 2019, we filed articles of amendment to effect a 1 to 1.6 share split. We have 8 direct and indirect subsidiaries, all of which are wholly-owned, and a 50% interest in Pathway Rx. On August 1, 2019, our common shares commenced trading on the Nasdaq under the symbol “SNDL”.

Our headquarters, principal executive and registered offices are located at #300, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3. Our phone number is +1 (403) 948-5227. Our website is www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this prospectus, and the inclusion of our website address in this prospectus is only for reference.

The Offering

Common shares offered by the selling shareholders

Up to 130,132,104 common shares, representing 300% of the sum of (i) 28,920,309 common shares, being the number of common shares issuable upon conversion of the New Investor Convertible Notes based on a conversion price of US$0.6224, and (ii) 14,457,059 common shares, being the number of common shares issuable upon exercise of the New Investor Warrants. This represents a good faith estimate of the maximum number of common shares issuable pursuant to the New Convertible Notes and New Investor Warrants. Because the conversion price of the New Investor Convertible Notes and the exercise price of the New Investor Warrants may be adjusted, the number of common shares that will actually be issued may be more or less than the number of common shares being offered by this prospectus.

Assuming conversion of the New Investor Convertible Notes at the conversion price as of the date of this prospectus, the selling shareholders would be entitled to receive 32,457,059 common shares upon full conversion of the New Investor Convertible Notes and full exercise of the New Investor Warrants.

Offering prices	The common shares offered by this prospectus may be offered and sold at prevailing market prices or such other prices as the selling shareholders may determine.

Common shares to be outstanding after this offering

234,769,233 common shares (assuming the sale of the maximum number of common shares by the selling shareholders).

137,094,188 common shares (assuming the sale of 32,457,059 common shares by the selling shareholders).

Use of proceeds	We will not receive any of the proceeds from the sale by the selling shareholders of the common shares, although we will receive the exercise price of any New Investor Warrants not exercised by the selling shareholders on a cashless exercise basis. We will bear all fees and expenses incident to our obligation to register the common shares. See “Use of Proceeds”.

Nasdaq trading symbol for our common shares	Our common shares are listed under the symbol “SNDL”.

Risk Factors	You should carefully read the section entitled “Risk Factors” and other information included and incorporated by reference in this prospectus for a discussion of factors that you should consider before deciding to invest in our common shares.

The number of common shares that will be outstanding immediately after this offering is based on the common shares outstanding as of July 14, 2020 and assumes full conversion of the New Investor Convertible Notes and full exercise of the New Investor Warrants at the current conversion price as of the date of this prospectus. There is no guarantee that the New Investor Convertible Notes will be converted into or the New Investor Warrants will be exercised for common shares. The number of common shares that will be outstanding immediately after this offering does not include:

•

up to 53,780,454 common shares issuable upon conversion of the SAF Convertible Note (assuming the current conversion price as of the date of this prospectus and based on the daily exchange rate of $1.3616 per US$1.00 as of July 14, 2020, as reported by the Bank of Canada);

•	up to 35,000,000 common shares issuable upon exercise of the SAF Warrants;

•	up to 1,080,000 common shares issuable upon exercise of the Placement Agent Warrants;

•

up to 5,057,388 common shares issuable upon the exercise of stock options at a weighted average exercise price of $1.84 per share and the exchange of restricted share units (“RSUs”) and deferred share units (“DSUs”) issued pursuant to our compensation plans as of the date of this prospectus;

•

up to 7,543,000 common shares issuable upon the exercise of outstanding simple warrants at a weighted average exercise price of $3.27 and up to 4,365,281 common shares issuable upon the exercise of outstanding performance warrants at a weighted averaged exercise price of $2.08, such warrants having been previously issued as compensation to certain of our current and former directors, employees, advisors and service providers;

•

(i) up to 2,787,546 common shares issuable upon the exercise of warrants that were issued pursuant to conversion of Canadian dollar-denominated 12% Convertible Notes, at an exercise price of $4.38 and (ii) up to 444,888 common shares issuable upon the exercise of warrants that were issued pursuant to conversion of US dollar-denominated 12% Convertible Notes, at an exercise price of US$3.75.

•

up to 1,800,000 common shares that may be issued upon the exercise of performance warrants held by Sun 8 Holdings Inc. (“Sun 8”), which are exercisable at an exercise price of $0.94 per share and vest annually over five years, beginning on March 31, 2020, in amounts contingent upon the achievement of certain revenue milestones, none of which have vested as of the date of this prospectus;

•

up to 1,495,665 common shares issuable to the Creditor pursuant to the exercise of warrants at an exercise price of $20.76 per share and up to 957,225 shares issuable to the Creditor pursuant to the exercise of warrants at an exercise price of $21.63 per share, which warrants were issued to the Creditor in connection with the Original SAF Credit Agreement;

•

up to 280,000 common shares that may be issued upon the exercise of warrants issuable to Pathway Rx, at an exercise price of $1.81 per share, subject to the achievement of certain milestone gross revenues derived from certain activities under our license agreement with Pathway Rx, none of which have been issued as of the date of this prospectus;

•

up to 480,000 common shares that may be issued upon the exercise of warrants, at an exercise price of $15.94 per share, which were issued in connection with the termination of the Investment and Royalty Agreement (as defined herein); and

•

(i) up to 384,000 common shares, issuable pursuant to the exercise of warrants at an exercise price of $3.91 per share and (ii) up to 160,000 common shares, issuable pursuant to the exercise of warrants at an exercise price of $6.25, which warrants have been issued to a certain of our advisors in connection with financial advisory offers related to our initial public offering.

RISK FACTORS

An investment in our common shares involves a high degree of risk. Before deciding to invest in our common share, you should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including those risks and uncertainties described in the “Risk Factors” section of our Annual Report, which is incorporated by reference into this prospectus, as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations. If any of the following risks actually occurs, our business, financial condition, results of operations, liquidity and prospects could suffer materially, the trading price of our common shares could decline and you could lose all or part of your investment. See also “Cautionary Note Regarding Forward-Looking Statements”.

Risks Related to the Private Placement of New Investor Convertible Notes and New Investor Warrants and the SAF Transaction

The holders of New Investor Convertible Notes may, at their option, at any time, convert their New Investor Convertible Notes into, or exercise their New Investor Warrants for, common shares based on agreed-upon formulas. The holder of the SAF Convertible Note and SAF Warrants may do the same after the Threshold Date (as defined herein). Any such conversion or exercise will result in significant dilution to our shareholders.

Our shareholders may experience significant dilution as a result of our issuance of common shares pursuant to the New Investor Convertible Notes and New Investor Warrants and, following the Threshold Date, the SAF Convertible Note and the SAF Warrants. The conversion price for the New Investor Convertible Notes will initially be equal to US$1.00 and is subject to adjustment upon an event of default as well as customary anti-dilution provisions. In addition, beginning on the earlier of the date of effectiveness of this registration statement and September 1, 2020, and on the first day of each calendar month thereafter, the holders will have the right to convert an additional US$4.0 million of aggregate principal amount of New Investor Convertible Notes into our common shares at an alternate optional conversion price as described in “Prospectus Summary—Description of Private Placement—New Investor Convertible Notes—Alternate Optional Conversion”.

We have also issued 14,457,059 New Investor Warrants to the holders of the New Investor Convertible Notes. The New Investor Warrants have an initial exercise price of US$0.9338 per warrant (subject to customary anti-dilution protections) and will expire on the 42-month anniversary of the date on which the shares underlying the New Investor Warrants become freely tradeable. See “Description of Private Placement—New Investor Warrants”.

The holder of the SAF Convertible Note will be able to convert the SAF Convertible Note into common shares at any time after the Threshold Date at certain conversion prices as described in “Description of SAF Transaction—SAF Convertible Note—Conversion”.

We have also issued 35,000,000 SAF Warrants to the holder of the SAF Convertible Note. The warrants are exercisable following the Threshold Date. Half of the SAF Warrants have an initial exercise price of US$1.00 per warrant and half of the SAF Warrants have an initial exercise price of US$1.20 per warrant, in each case subject to customary anti-dilution protections. See “Description of SAF Transaction—SAF Warrants”.

In addition, as part of the placement agent fees payable in connection with the private placement of the New Investor Convertible Notes and New Investor Warrants, we have issued a total of 1,080,000 Placement Agent Warrants to the Placement Agents. See “Prospectus Summary—Recent Developments—Placement Agent Warrants”.

Although we have the option to settle the principal payments on the New Investor Convertible Notes in cash and certain conversion and exercise restrictions are placed upon the holders of the New Investor Convertible Notes, the New Investor Warrants, the SAF Convertible Note, the SAF Warrants and the Placement Agent Warrants, the issuance of material amounts of common shares by us pursuant to the conversion or exercise, as applicable, of these securities would cause our shareholders to experience significant dilution in their investment in our Company.

The New Investor Convertible Notes, the New Investor Warrants, the SAF Convertible Note, the SAF Warrants and the Placement Agent Warrants have anti-dilution provisions triggered by the issuance of our common shares and securities convertible or exercisable for common shares at prices below the then-current conversion price for such notes or the then-current exercise price of such warrants. Any such adjustments would increase the number of common shares issuable upon conversion or exercise of such securities, as the case may be, and increase the dilutive effect of such securities on our current shareholders.

The conversion price for the New Investor Convertible Notes and the SAF Convertible Note will initially be equal to US$1.00. The New Investor Warrants have an initial exercise price of US$0.9338 per warrant, the Placement Agent Warrants and half of the SAF Warrants have an initial exercise price of US$1.00 per warrant and half of the SAF Warrants have an initial exercise price of US$1.20 per warrant. Both the conversion and exercise prices for the securities are subject to reduction upon the issuance of our common shares or securities exercisable or convertible for our common shares at a per share price below the then-current conversion price or exercise price, as applicable. In such event, the conversion prices or exercise prices as applicable, will be reduced in accordance with agreed-upon formulae. As a result of any such adjustment, the number of common shares issuable upon conversion or exercise, as applicable, of the foregoing securities will be increased, which will increase the dilutive effect of such securities on our shareholders.

Any further issuances of our common shares may adversely affect the market price of our common shares.

We are filing this prospectus in accordance with the New Investor Registration Rights Agreement. In connection with the SAF Transaction and the Placement Agent Warrants, we have agreed to file a registration statement with the SEC with respect to the common shares issuable upon conversion or exercise of such notes or warrants, as applicable, following the Threshold Date. In addition, under the Amended and Restated Credit Agreement and the SAF Convertible Note, we have covenanted to raise at least US$10.0 million in new equity capital prior to December 1, 2020, which will have the effect of further diluting our shareholders. If we fail to consummate such an equity capital raise by the applicable deadline, we will be in default under such agreements and securities.

In addition, although the Securities Purchase Agreement, the New Investor Convertible Notes, the Securities Restructuring Agreement and the SAF Convertible Note restrict our ability to issue additional equity and equity-linked securities, we still have the ability to issue a significant number of additional common shares, including pursuant to existing agreements and in connection with employee and director compensation. Any further issuances, or the perception of further issuances, of our common shares or securities convertible or exercisable for our common shares may cause our share price to decline. Furthermore, our share price may be impacted as additional common shares become freely tradeable as the lockup restrictions entered into connection with our initial public offering, including the plan of arrangement in our charter and the lockup extension agreements, fall away.

The Securities Purchase Agreement for the New Investor Convertible Notes and the New Investor Warrants and the Securities Restructuring Agreement for the SAF Convertible Note and the SAF Warrants (as well as such securities themselves) contain representations, warranties and covenants that if breached could require us to make cash payments, further adjust the conversion price or require us to redeem the New Investor Convertible Notes and the SAF Convertible Note in cash. As a result, we may be forced to reduce or cease our operations. In addition, our business, financial condition and results of operations, and the rights of our shareholders, could be materially harmed.

The Securities Purchase Agreement, the New Investor Registration Rights Agreement, and the Securities Restructuring Agreement (as well as the New Investor Convertible Notes, the New Investor Warrants, the SAF

Convertible Note and the SAF Warrants themselves) contain representations, warranties and covenants that if breached provide the holders with certain rights, including the right to receive cash payments, the ability to charge interest, the ability to adjust the conversion price or exercise price, as applicable, and/or the ability to require us to redeem the New Investor Convertible Notes and the SAF Convertible Note at a premium. In addition, holders may have the ability to redeem their New Investor Convertible Notes and the SAF Convertible Note for cash at a premium in the event of a Fundamental Transaction (as defined in the New Investor Convertible Notes and the SAF Convertible Note, as applicable), including a Change of Control (as defined in the New Investor Convertible Notes and the SAF Convertible Note, as applicable). We may not have the funds available to make one or more of such payments when due. Even if we do have funds so available, the use of cash to make such payments could adversely affect our ability to fund operations due to the diversion of necessary cash flow to fund payments on the New Investor Convertible Notes and the SAF Convertible Note.

See “Description of Private Placement—New Investor Convertible Notes—Events of Default; Redemption Rights” and “Description of Private Placement—New Investor Convertible Notes—Fundamental Transactions; Change of Control” for a summary of the selling shareholders’ rights in connection with an event of default or Change of Control under the New Investor Convertible Notes. See “Description of SAF Transaction—SAF Convertible Note—Events of Default; Redemption Rights” and “Description of SAF Transaction—SAF Convertible Note—Fundamental Transactions; Change of Control” for a summary of the Creditor’s rights in connection with an event of default or Change of Control under the SAF Convertible Note. Our cash pay obligations to the selling shareholders in connection with our New Investor Convertible Notes upon a Bankruptcy Event of Default (as defined in the New Investor Convertible Notes) would be subordinated to our obligations under the Amended and Restated Credit Agreement and the SAF Convertible Note; however, such cash pay obligations would be senior to any claims of our common shareholders.

The exercise of any of the foregoing rights we may be forced to reduce or cease our operations. In addition, our business, financial condition and results of operations, and the rights of shareholders, could be materially harmed.

The agreements governing our indebtedness, including the Securities Purchase Agreement, the Securities Restructuring Agreement, the Amended and Restated Credit Agreement, the New Investor Convertible Notes and the SAF Convertible Note, contain covenants that reduce our financial flexibility and could impede our ability to operate.

The agreements governing our indebtedness, including the Securities Purchase Agreement and the New Investor Convertible Notes, the Amended and Restated Credit Agreement, the Securities Restructuring Agreement and the SAF Convertible Note, each impose significant operating and financial restrictions on us. These restrictions will limit our and our subsidiaries’ ability to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate; and

•	transfer or sell assets.

In addition, such agreements subject us and our subsidiaries to covenants, representations and warranties, and beginning on December 31, 2020, the Amended and Restated Credit Agreement will subject us to various financial and other maintenance covenants.

As a result of these restrictions, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to fund our operations, compete effectively or to take advantage of new business opportunities. For example, the New Investor Convertible Notes, the New Investor Warrants, the SAF Convertible Note and the SAF Warrants prohibit us from engaging in Fundamental Transactions (as defined in such instruments), including specified transactions related to Change of Control (as defined in such instruments), unless the successor entity assumes all of our obligations under such instruments under a written agreement in form and substance satisfactory to, and approved by, the selling shareholders or the Creditor, as applicable. These restrictions could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer for our common shares, which, under certain circumstances, could reduce the market price of our common shares. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. Pursuant to the Amended and Restated Credit Agreement, we recently obtained waivers from our lenders with respect to potential breaches of certain covenants as of March 31, 2020 and a suspension of such covenants until December 31, 2020; however, there is no guarantee that we will be able to obtain similar waivers or suspensions in the future.

Our failure to comply with the restrictive covenants described above as well as the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date and may result in the acceleration of any other debt that is subject to an applicable cross-acceleration or cross-default provision.

Furthermore, if we were unable to repay the amounts due and payable under the Amended and Restated Credit Agreement or the SAF Convertible Note, those lenders or investors, as applicable, could proceed against the collateral securing such indebtedness. In the event our lenders or holders of the New Investor Convertible Notes and/or the SAF Convertible Note accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness or if we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

•	our ability to operate on a going concern basis, including our ability to raise future capital through debt or equity financing transactions;

•	our ability to successfully implement our cost and asset optimization initiatives;

•	the continued development and growth of the demand and markets for medical and adult-use cannabis;

•	the maintenance of our existing licences and the ability to obtain additional licences as required;

•	our ability to establish and market our brands within our targeted markets and compete successfully;

•	our ability to produce and market additional products as regulations permit;

•	the number of flowering rooms and combined production capacity therefrom that we expect to have by the end of 2020;

•	our growth strategies, including plans to sell edibles and other forms of cannabis;

•	the timing and the amount of capital expenditures related to the proposed maintenance and expansion of our facilities;

•	the outcome of medical research by our partners and the acceptance of such findings in the medical community;

•	our ability to attract and retain key employees;

•	our ability to manage growth in our business; and

•	our ability to identify and successfully execute strategic partnerships.

Although we base the forward-looking statements contained in this prospectus on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if results and developments are consistent with the forward-looking statements contained in this prospectus, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this prospectus include:

•	our ability to maintain compliance with various financial and other covenants in our debt instruments and avoid events of default;

•	our ability to obtain and maintain financing on acceptable terms to allow us to maintain operations;

•	our ability to implement our operational and liquidity strategies;

•	our ability to optimize our costs by implementing cost-cutting initiatives, deferring capital expenditures and conducting a strategic review of certain facilities;

•	our competitive advantages;

•	the development of new products and product formats for our products that align market demand;

•	the impact of competition;

•	the changes and trends in the cannabis industry;

•	changes in laws, rules and regulations;

•	our ability to maintain and renew required licences;

•	our ability to maintain good business relationships with our customers, distributors and other strategic partners;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property;

•	our ability to manage and integrate acquisitions;

•	our ability to retain key personnel; and

•	the absence of material adverse changes in our industry or the global economy, including as a result of COVID-19.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus and the section entitled “Risk Factors” of our Annual Report, which is incorporated by reference into this prospectus, as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC. Readers of this prospectus are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information”.

This prospectus contains or incorporates by reference estimates, projections and other information concerning our industry, our business, and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus and “Risk Factors” of our Annual Report, which is incorporated by reference into this prospectus, as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by the selling shareholders of the common shares, although we will receive the exercise price of any warrants not exercised by the selling shareholders on a cashless exercise basis. Any proceeds received by us from the exercise of the New Investor Warrants will be used for general corporate purposes. We will bear all fees and expenses incident to our obligation to register the common shares.

SELLING SHAREHOLDERS

The common shares being offered by the selling shareholders are those issuable to the selling shareholders upon conversion of the New Investor Convertible Notes or exercise of the New Investor Warrants. For additional information regarding the issuance of these securities, see “Description of Private Placement”. We are registering the common shares in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the New Investor Convertible Notes and New Investor Warrants issued pursuant to the Securities Purchase Agreement, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder) of the common shares held by each of the selling shareholders.

The second column lists the number of common shares beneficially owned by the selling shareholders as of the date of this prospectus, assuming conversion of the New Investor Convertible Notes and exercise of the New Investor Warrants held by each such selling shareholder on such date but taking account any limitations on conversion and exercise set forth therein. In accordance with Rule 13d-3 of the Exchange Act, “beneficial ownership” includes any the common shares as to which the selling shareholders have sole or shared voting power or investment power and any common shares that the selling shareholders have the right to acquire within sixty (60) days.

The third column lists the percentage ownership represented by the common shares beneficially owned by each selling shareholder based on a total of 104,637,129 common shares outstanding as of July 14, 2020.

The fourth column lists the maximum number of common shares being offered pursuant to this prospectus by the selling shareholders and does not take in account any limitations on (i) conversion of the New Investor Convertible Notes set forth therein or (ii) exercise of the New Investor Warrants set forth therein.

In accordance with the terms of the New Investor Registration Rights Agreement, this prospectus generally covers the resale of 300% of the sum of (i) the maximum number of common shares issuable upon conversion of the New Investor Convertible Notes, convertible at the Alternate Triggering Event Conversion Price (as defined herein), and (ii) the maximum number of common shares issued or issuable upon exercise of the New Investor Warrants, in each case, determined as if the outstanding New Investor Convertible Notes and the New Investor Warrants were converted or exercised (as the case may be) in full (without regard to any limitations on conversion or exercise contained therein solely for the purpose of such calculation). Because the conversion price of the New Investor Convertible Notes and the exercise price of the New Investor Warrants may be adjusted, the number of common shares that will actually be issued may be more or less than the number of common shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the New Investor Convertible Notes and the New Investor Warrants, a selling shareholder may not convert such notes or exercise such warrants to the extent (but only to the extent) such selling shareholder (together with certain related parties) would beneficially own a number of our common shares which would exceed 9.99% of the outstanding common shares of the Company (the “maximum percentage”). The number of common shares in the second column reflects these limitations. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution”.

Name of Selling Shareholder	Number of Common Shares Beneficially Owned Prior to Offering	Percentage	Maximum Number of Common Shares to be Sold Pursuant to this Prospectus	Number of Common Shares Beneficially Owned After Offering
Hudson Bay Master Fund Ltd.(1)(3)	11,613,431	9.99%	86,754,735	—
Anson Investments Master Fund LP(2)(4)	7,573,314	6.75%	30,364,158	—
Anson East Master Fund LP(2)(5)	3,245,706	3.01%	13,013,211	—

(1)	The address of Hudson Bay Master Fund Ltd. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. Hudson Bay Capital

Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities.

(2)

Anson Advisors Inc. and Anson Funds Management LP, the Co-Investment Advisers of Anson Investments Master Fund LP (“AIMF”) and Anson East Master Fund LP (“AEMF”, and together with AIMF, “Anson”), hold voting and dispositive power over the common shares held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these common shares except to the extent of their pecuniary interest therein. The principal business address of Anson is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(3)

The beneficial ownership of Hudson Bay Master Fund Ltd. consists entirely of common shares underlying the New Investor Convertible Notes and the New Investor Warrants. The amounts set forth in the table reflect the application of the maximum percentage, and assume (i) the immediate conversion of the New Investor Convertible Notes at the initial conversion price, and (ii) the immediate exercise of the New Investor Warrants at the initial exercise price.

Without giving effect to the maximum percentage, the maximum number of shares into which the New Investor Convertible Notes and the New Investor Warrants held by Hudson Bay Master Fund Ltd. would be convertible or exercisable, as applicable, would be approximately: (i) 12,000,000 common shares, based on an assumed price of US$1.00 per share, the initial conversion price under the New Investor Convertible Notes, and (ii) 9,638,039 common shares, based on an assumed price of US$0.9338 per share, the initial exercise price under the New Investor Warrants.

(4)

The beneficial ownership of Anson Investments Master Fund LP consists entirely of common shares underlying the New Investor Convertible Notes and the New Investor Warrants. The amounts set forth in the table reflect the application of the maximum percentage, and assume (i) the immediate conversion of the New Investor Convertible Notes at the initial conversion price, and (ii) the immediate exercise of the New Investor Warrants at the initial exercise price.

Without giving effect to the maximum percentage, the maximum number of shares into which the New Investor Convertible Notes and the New Investor Warrants held by Anson Investments Master Fund LP would be convertible or exercisable, as applicable, would be approximately: (i) 4,200,000 common shares, based on an assumed price of US$1.00 per share, the initial conversion price under the New Investor Convertible Notes, and (ii) 3,373,314 common shares, based on an assumed price of US$0.9338 per share, the initial exercise price under the New Investor Warrants.

(5)

The beneficial ownership of Anson East Master Fund LP consists entirely of common shares underlying the New Investor Convertible Notes and the New Investor Warrants. The amounts set forth in the table reflect the application of the maximum percentage, and assume (i) the immediate conversion of the New Investor Convertible Notes at the initial conversion price, and (ii) the immediate exercise of the New Investor Warrants at the initial exercise price.

Without giving effect to the maximum percentage, the maximum number of shares into which the New Investor Convertible Notes and the New Investor Warrants held by Anson East Master Fund LP would be convertible or exercisable, as applicable, would be approximately: (i) 1,800,000 common shares, based on an assumed price of US$1.00 per share, the initial conversion price under the New Investor Convertible Notes, and (ii) 1,445,706 shares of common stock, based on an assumed price of US$0.9338 per share, the initial exercise price under the New Investor Warrants.

PLAN OF DISTRIBUTION

We are registering the common shares issuable upon conversion of the New Investor Convertible Notes and exercise of the New Investor Warrants to permit the resale of these common shares by the selling shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the common shares, although we will receive the exercise price of any New Investor Warrants not exercised by the selling shareholders on a cashless exercise basis. Any proceeds received by us from the exercise of the New Investor Warrants will be used for general corporate purposes. We will bear all fees and expenses incident to our obligation to register the common shares.

The selling shareholders may sell all or a portion of the common shares held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales made after the date that the registration statement of which this prospectus forms a part is declared effective by the SEC;

•	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell common shares under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling shareholders may transfer the common shares by other means not described in this prospectus. If the selling shareholders effect such transactions by selling common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The selling shareholders may also sell common shares short and deliver common shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge common shares to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the New Investor Convertible Notes, New Investor Warrants or underlying common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act upon amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling shareholders and any broker-dealer participating in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the common shares registered pursuant to the registration statement of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of the common shares by the selling shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We will pay all expenses of this registration of the common shares pursuant to the New Investor Registration Rights Agreement, estimated to be $468,185.30 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling shareholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act in accordance with the New Investor Registration Rights Agreement or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the New Investor Registration Rights Agreement, or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the common shares will be freely tradable in the hands of persons other than our affiliates.

EXPENSES OF THIS OFFERING

The following table sets forth the costs and expenses payable by us in connection with the sale of the common shares being registered. All amounts are estimates except for the SEC registration fee.

Item	Amount to be Paid
SEC registration fee	$18,185.30	(1)
Transfer agent and registrar fees	50,000.00
Legal fees and expenses	250,000.00
Accounting fees and expenses	100,000.00
Miscellaneous expenses	50,000.00

Total	$468,185.30

(1)	Translated into Canadian dollars based on the daily exchange rate of $1.3616 per US$1.00 as of July 14, 2020, as reported by the Bank of Canada.

DIVIDEND POLICY

We have never paid dividends on our common shares. We currently intend to retain all available funds and any future earnings to support operations and to finance the maintenance, growth and development of our business. As such, we do not intend to declare or pay cash dividends on our common shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our earnings, operating results, financial condition and current and anticipated cash needs. Our future ability to pay cash dividends on our common shares may be limited by the terms of any then-outstanding debt agreements, debt securities or preferred securities.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is based upon the historical financial statements of the Company after giving effect to the Bridge Farm Disposition, the Debt Restructuring Transactions and the issuance of the New Investor Convertible Notes, the New Investor Warrants and the Placement Agent Warrants (collectively, the “June 2020 Transactions”).

The unaudited pro forma condensed consolidated statement of financial position as of March 31, 2020 adjusts the historical statement of financial position of the Company, giving effect to the June 2020 Transactions, as if they had been completed on March 31, 2020. Since the June 2020 Transactions occurred subsequent to March 31, 2020, the Company’s historical statement of financial position does not yet include the effects of that divestiture and, therefore, certain pro forma adjustments are necessary to present the unaudited pro forma condensed consolidated statement of financial position.

The unaudited pro forma condensed consolidated statements of loss and comprehensive loss for the three months ended March 31, 2020 and the year ended December 31, 2019 give effect to the June 2020 Transactions as if they had occurred on January 1, 2019, except as described below.

The following unaudited pro forma condensed consolidated financial information and related notes present the historical financial information of the Company adjusted to give pro forma effect to events that are (i) directly attributable to the June 2020 Transactions, and (ii) factually supportable. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the:

•	audited consolidated financial statements of the Company as at and for the year ended December 31, 2019 and the related notes, incorporated by reference in this prospectus.

•	unaudited condensed interim consolidated financial statements of the Company as at and for the three months ended March 31, 2020 and the related notes, incorporated by reference in this prospectus.

The presentation of the unaudited pro forma condensed consolidated financial information is prepared in conformity with Article 11 of Regulation S-X.

The pro forma information presented is for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the June 2020 Transactions had been completed on the dates indicated. The pro forma adjustments represent management’s best estimate and are based upon currently available information and certain assumptions the Company believes are reasonable under the circumstances. Refer to footnotes to the unaudited pro forma condensed consolidated financial information for more information on the basis of preparation.

Sundial Growers Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

As at March 31, 2020

(amounts presented in CAD thousands)	Historical Sundial Growers Inc.	Pro Forma Adjustments	Notes		Pro Forma Sundial Growers Inc.
Assets
Current assets
Cash and cash equivalents	21,157	(1,676)	a	)	36,923
		(1,480)	b	)
		18,922	d	)
Restricted cash	5,332	—			5,332
Accounts receivable	28,591	(10,268)	a	)	18,323
Biological assets	13,808	(4,456)	a	)	9,352
Inventory	67,588	(888)	a	)	66,700
Prepaid expenses and deposits	8,578	—			8,578

	145,054	154			145,208

Non-current assets
Property, plant and equipment	278,891	(91,752)	a	)	187,139
Intangible assets	43,719	(25,158)	a	)	18,561
Goodwill	11,727	(11,727)	a	)	—

Total assets	479,391	(128,483)			350,908

Liabilities
Current liabilities
Accounts payable and accrued liabilities	73,213	(17,477)	a	)	54,706
		(3,227)	c	)
		2,197	c	)
Current portion of debt	169,785	(37,849)	a	)	6,141
		(73,059)	b	)
		6,141	b	)
		(58,877)	c	)
Current portion of lease obligation	608	(150)	a	)	458
Contingent consideration	35,251	(35,251)	a	)	—

	278,857	(217,552)			61,305

Non-current liabilities
Long term portion of debt	—	65,599	b	)	65,599
SAF Convertible Note	—	68,634	c	)	68,634
New Investor Notes	—	17,287	d	)	17,287
Derivative liabilities – SAF Warrants	—	4,593	c	)	4,593
Derivative liabilities – New Investor Warrants	—	3,158	d	)	3,158
Derivative liabilities – Placement Agent Warrants	—	835	d	)	835
Lease obligations	16,561	(15,368)	a	)	1,193
Deferred tax liabilities	3,219	(3,219)	a	)	—

	298,637	(76,033)			222,604

Equity
Share capital	510,314	(2,452)	a	)	507,862

(amounts presented in CAD thousands)	Historical Sundial Growers Inc.	Pro Forma Adjustments	Notes		Pro Forma Sundial Growers Inc.
Warrants	27,831	—			27,831
Contributed surplus	31,378	—			31,378
Contingent consideration	2,279	—			2,279
Accumulated deficit	(404,233)	(25,600)	a	)	(445,672)
		(161)	b	)
		(13,320)	c	)
		(2,358)	d	)
Accumulated other comprehensive income	8,559	(8,559)	a	)	—

	176,128	(52,450)			123,678

Non-controlling interest	4,626	—			4,626

Total liabilities and equity	479,391	(128,483)			350,908

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Financial Position.

Sundial Growers Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

(all amounts presented in $CAD thousands unless otherwise noted)

a)

On June 5, 2020, the Company closed the Bridge Farm Disposition which included the sale all of the issued and outstanding shares of Bridge Farm. As consideration for the Bridge Farm Disposition, the Purchaser assumed $45 million of debt under Sundial’s existing $115 million Original SAF Credit Agreement, the contingent consideration liabilities related to the remaining earn-out and additional share obligations assumed under the original Bridge Farm acquisition agreement, dated as of July 2, 2019, and the cancellation of approximately 2,700,000 of Sundial common shares held by certain members of the Purchaser. Sundial did not receive any cash consideration in connection with the transaction. Pro forma adjustment represents the estimated net loss on the Bridge Farm Disposition:

CAD thousands
Book value of assets acquired by the buyer	(145,925)
Book value of liabilities assumed by the buyer	109,314
Fair value of cancelled common shares	2,452
Reclassification of foreign currency translation reserve	8,559

Estimated loss on disposal	(25,600)

b)

Pro forma adjustment represents the modification of the Original First Lien Credit Agreement whereby the carrying amount of the Original First Lien Credit Agreement will be revised to reflect the new cashflows under the Amended and Restated First Lien Credit agreement discounted by the effective interest rate on the Original First Lien Credit Agreement resulting in a modification loss. Directly attributable transaction costs, estimated at $1.5 million, incurred upon modifying the loan are capitalized as debt issue costs resulting in a revised book value of $71.7 million of which $6.1 million is classified as a current liability and the remaining $65.6 million is classified as a long term liability:

CAD thousands
Book value of Original First Lien Credit Agreement	73,059
Book value of Amended and Restated Credit Agreement	(71,740)
Transaction costs	(1,480)

Estimated modification loss	(161)

c)

Pro forma adjustment represents the derecognition of the remaining book value associated with the $70 million of aggregate principal amount outstanding under the Original SAF Credit Agreement plus $3.2 million in accrued interest outstanding under the Original SAF Credit Agreement which was exchanged for the issuance of $73.2 million aggregate principal amount of the SAF Convertible Note and 35 million SAF warrants resulting in a loss on extinguishment of debt. The fair value of the SAF Convertible Note inclusive of the conversion feature has been estimated to be $68.6 million and the associated fair value of the SAF Warrants has been estimated to be $4.6 million. The SAF Convertible Note has been designated to be measured as at fair value through profit or loss in these pro forma financial statements. These are provisional amounts subject to change:

CAD thousands
Book value of remaining Original SAF Credit Agreement	58,877
Book value of accrued interest	3,227
Fair value of SAF Convertible Note	(68,634)
Fair value of SAF Warrants	(4,593)
Estimated transaction costs	(2,197)

Estimated loss on extinguishment of debt	(13,320)

d)

Pro forma adjustment represents the issuance of US$18 million aggregate principal amount of New Investor Convertible Notes and issuance of 14.5 million New Investor Warrants and 1.1 million Placement Agent Warrants less the original discount of US$3.0 million (CAD$4.3 million) and expensed transaction fees of US$1.1 million (CAD$2.4 million) for net cash proceeds of US$13.3 million (CAD$18.9 million). The fair value of the New Investor Convertible Notes inclusive of the conversion feature has been estimated as $17.3 million and the associated fair value of the New Investor Warrants and Placement Agent Warrants estimated as $3.2 million and $0.8 million, respectively. The New Investor Convertible Notes have been designated to be measured as at fair value through profit or loss in these pro forma financial statements. These are provisional amounts subject to change.

Sundial Growers, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Loss and Comprehensive Loss

Three months ended March 31, 2020

(Amounts presented in CAD thousands)	Historical Sundial Growers Inc.	Pro forma adjustments	Notes		Pro Forma Sundial Growers Inc.
Revenue
Gross revenue	25,621	(9,031)	a	)	16,590
Excise taxes	2,584	—			2,584

Net revenue	23,037	(9,031)			14,006
Cost of sales	20,489	(6,982)	a	)	13,507
Inventory obsolescence	7,715	—			7,715

Gross margin before fair value adjustments	(5,167)	(2,049)			(7,216)
Change in fair value of biological assets	7,083	(668)	a	)	6,415
Change in fair value realized through inventory	(9,692)	—			(9,692)

Gross margin	(7,776)	(2,717)			(10,493)
General and administrative	14,393	(3,785)	a	)	10,608
Sales and marketing	2,280	(488)	a	)	1,792
Research & development	307	—			307
Depreciation and amortization	2,247	(1,590)	a	)	657
Foreign exchange loss/(gain)	170	(1,724)	a	)	(1,554)
Share based compensation	1,236	—			1,236
Restructuring costs	2,719	—			2,719
Asset impairment	5,659	—			5,569

Loss from operations	(36,787)	4,870			31,917

Transaction costs	(1,101)	—			(1,101)
Finance costs	(6,174)	192	a	)	(1,748)
		(292)	b	)
		4,526	c	)
Gain on disposal of property, plant and equipment	610	—			610
Change in fair value of contingent consideration	(761)	761	a	)	—

Loss before tax	(44,213)	10,057			(34,156)
Income tax recovery	230	(230)	a	)	—

Net loss	(43,983)	9,827			(34,156)
Gain on currency translation of foreign operations	1,693 _	(1,693)	a	)	—

Comprehensive loss	(42,290)	8,134			(34,156)

Basic and diluted loss per share	$(0.41)		e	)	$(0.33)

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Statement of Loss and Comprehensive Loss.

Sundial Growers, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Loss and Comprehensive Loss

Year ended December 31, 2019

(Amounts presented in CAD thousands)	Historical Sundial Growers Inc.	Pro forma adjustments	Notes		Pro Forma Sundial Growers Inc.
Revenue
Gross revenue	79,225	(12,928)	a	)	66,927
Excise taxes	3,365	—			3,365

Net revenue	75,860	(12,298)			63,562
Cost of sales	56,147	(9,426)	a	)	46,721

Gross margin before fair value adjustments	19,713	(2,872)			16,841
Change in fair value of biological assets	30,726	(386)	a	)	30,340
Change in fair value realized through inventory sold	(10,685)	—			(10,685)

Gross margin	39,754	(3,258)			36,496
General and administrative	44,449	(5,515)	a	)	38,934
Sales and marketing	8,888	(820)	a	)	8,068
Research & development	2,410	—			2,410
Depreciation and amortization	4,077	(3,482)	a	)	595
Foreign exchange loss/(gain)	(840)	1,779	a	)	939
Share based compensation	39,524	—			39,524
Asset impairment	162	—			162
Goodwill impairment	100,305	(100,305)	a	)	—

Loss from operations	(159,221)	105,085			(54,136)

Transaction costs	(10,069)	1,588	a	)	(8,481)
Finance costs	(28,198)	417	a	)	(34,900)
		(552)	b	)
		(4,209)	c	)
		(2,358)	d	)
Loss on financial obligation	(60,308)	—			(60,308)
Gain on disposal of property, plant and equipment	21	(13)	a	)	8
Loss on disposal of Bridge Farm	—	(25,600)	a	)	(25,600)
Change in fair value of contingent consideration	(18,645)	18,645	a	)	—
Change in fair value of investment	165	(165)	a	)	—

Loss before tax	(276,265)	92,838			(183,417)
Income tax recovery	4,626	(1,017)	a	)	3,609

Net loss	(271,629)	91,821			(179,808)
Gain on currency translation of foreign operations	6,866 _	(6,866)	a	)	—

Comprehensive loss	(264,763)	84,955			(179,808)

Basic and diluted loss per share	$(3.17)		e	)	$(2.17)

See accompanying Notes to the Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss.

Sundial Growers Inc.

Notes to Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss

a)

Pro forma adjustments are to reflect the loss associated with Bridge Farm Disposition and remove historical activity related to Bridge Farm as recorded within the condensed consolidated statement of loss and comprehensive loss for the three months ended March 31, 2020 and the consolidated statement of loss and comprehensive loss for the year ended December 31, 2019, respectively.

b)

Pro forma adjustments are to remove accretion on the Original First Lien Credit Agreement as recorded within the condensed consolidated statement of loss and comprehensive loss for the three months ended March 31, 2020 and the consolidated statement of loss and comprehensive loss for year ended December 31, 2019, respectively, and to record estimated accretion incurred in relation to the Amended and Restated First Lien Credit Agreement for the same respective periods. The pro forma adjustments also reflect the estimated loss on modification of debt within the year ended December 31, 2019:

	Three months ended March 31, 2020	Year ended December 31, 2019
Removal of accretion on Original First Lien Credit Agreement	168	223
Estimated accretion on Amended and Restated First Lien Credit agreement	(460)	(614)
Estimated modification loss	—	(161)

	(292)	(552)

c)

Pro forma adjustments are to remove accretion and interest on the Original SAF Credit Agreement as recorded within the condensed consolidated statement of loss and comprehensive loss for the three months ended March 31, 2020 and the consolidated statement of loss and comprehensive loss for year ended December 31, 2019, respectively, and to record the estimated loss on extinguishment in relation to the SAF Transaction. There have been no pro forma adjustments to reflect the estimated change in fair value of the SAF Convertible Note and SAF Warrants for these periods as the market condition in which these agreements were negotiated were not reflective of the market conditions in place during the periods presented:

	Three months ended March 31, 2020	Year ended December 31, 2019
Removal of accretion on Original SAF Credit Agreement	1,723	3,397
Removal of interest on Original SAF Credit Agreement	2,803	5,714
Estimated loss on extinguishment	—	(13,320)

	4,526	(4,209)

d)

Pro forma adjustments are to record the estimated transaction costs of $2.4 million incurred in relation to the issuance of US$18 million New Investor Convertible Notes and the issuance of the New Investor Warrants and Placement Agent Warrants. There have been no pro forma adjustments to reflect the estimated change in fair value of the New Investor Convertible Notes. New Investor Warrants and Placement Agent Warrants for these periods as the market condition in which these agreements were negotiated were not reflective of the market conditions in place during the periods presented.

e)

Pro forma adjustments are to reflect the cancellation of 2.7 million shares in the calculation of the weighted average shares outstanding to determine the impact of the pro forma adjustments on basic and diluted loss per share for the three months ended March 31, 2020 and the year ended December 31, 2019, respectively:

	Three months ended March 31, 2020	Year ended December 31, 2019
Weighted average shares for the period	107,320	85,750
Cancellation of shares	(2,700)	(2,700)

Pro forma adjusted weighted average shares for the period	104,620	83,050

Pro forma adjusted net loss	(34,156)	(179,808)
Pro forma adjusted basic and diluted loss per share	$(0.33)	$(2.17)

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than as disclosed in the section entitled “Related Party Transactions” in the Annual Report and the section entitled “Related Parties” in the Q1 2020 MD&A, there have been no transactions or proposed transactions which are material to us or to any of our associates, holders of 10% or more of our outstanding common shares, or to our directors or officers or any transactions that are unusual in their nature or conditions to which we or any of our subsidiaries were a party.

PRINCIPAL SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our shares as of July 14, 2020, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares;

•	each of our directors;

•	each of our executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. In addition, the rules include common shares issuable pursuant to the exercise of stock options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before September 12, 2020, which is 60 days after July 14, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The percentage of common shares beneficially owned is based on 104,637,129 common shares outstanding as of July 14, 2020. Fully-diluted basis for purposes of this table means total number of common shares outstanding as of July 14, 2020 as adjusted to include common shares issuable pursuant to outstanding convertible notes, warrants and share based compensation awards. The number and percentage of common shares beneficially owned do not include common shares that may be purchased pursuant to the directed share program. The address for each of our directors and executive officers listed below is c/o Sundial Growers Inc., #300, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3.

	Common Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% Shareholders(1)
ETF Managers Group LLC(2)	5,394,795	5.16%
Edward Hellard(3)	25,213,332	23.50%
Hudson Bay Master Fund Ltd.(4)	11,613,431	9.99%
Anson Investments Master Fund LP(4)	7,573,314	6.75%
Anson East Master Fund LP(4)	3,245,706	3.01%
Directors and Executive Officers
Zachary George(5)	1,775,000	1.67%
James Keough	*	*
Andrew Stordeur(6)	1,230,496	1.16%
Ryan Hellard(7)	1,444,560	1.36%
Charlotte Collett	*	*
Greg Mills	1,488,672	1.40%
Gregory Turnbull(8)	*	*
Elizabeth Cannon	*	*
Bryan Pinney	*	*
All current directors and executive officers as a group	8,700,349	7.75%

*	Represents beneficial ownership of less than one percent.
(1)	No 5% shareholder has voting rights different from those of other shareholders.
(2)	As reported on Schedule 13G filed by ETF Managers Group LLC on February 27, 2020, ETF Managers Group LLC beneficially owned 5,394,795 shares.
(3)

Includes: (i) 800,000 shares purchased from Shelley Unser on October 31, 2017; (ii) 800,000 shares purchased from Shelley Unser on March 31, 2018; (iii) 5,600,000 shares purchased from Stanley Swiatek, in three transactions: 2,400,000 shares on October 31, 2017, 800,000 shares on January 5, 2018 and 2,400,000 shares on March 31, 2018; (iv) 7,149,035 shares issued in 2018 in connection with the Investment and Royalty Agreement; (v) 50,963 shares issued in July 2019 in consideration for advancing the remaining funds available to be advanced under the Investment and Royalty Agreement; and (vi) 3,680,000 shares and 480,000 share purchase warrants (each exercisable for one common share at an exercise price of $15.94 for a period of three years from the date of issue) issued in connection with the termination of the Investment and Royalty Agreement. In July 2019, Mr. Hellard transferred all of his convertible notes to his spouse and to Mr. Ryan Hellard and, therefore, no longer beneficially owns any convertible notes, or shares issuable on conversion of such notes. On a fully-diluted basis, Mr. Edward Hellard beneficially holds common shares representing 9.99% of the total voting power of our common shares.

(4)

Represents common shares issuable upon conversion of the New Investor Convertible Notes and the exercise of the New Investor Warrants and offered hereby, assuming full conversion of such notes and exercise of such warrants at the initial conversion price or initial exercise price, as applicable, but taking account the maximum percentage limitation on conversion and exercise set forth herein. See “Description of Private Placement” and “Selling Shareholders”.

(5)	On a fully-diluted basis, Mr. Zachary George beneficially holds common shares representing 0.70% of the total voting power of our common shares.
(6)	On a fully-diluted basis, Mr. Andrew Stordeur beneficially holds common shares representing 0.49% of the total voting power of our common shares.
(7)	On a fully-diluted basis, Mr. Ryan Hellard beneficially holds common shares representing 0.57% of the total voting power of our common shares.
(8)	Includes shares held in trust by GMP Securities LP for Mr. Turnbull.

As of July 14, 2020, we had 1,114 record holders of our common shares, with 1,074 record holders in Canada, representing 77.9% of our outstanding common shares, 35 record holders in the United States, representing 21.8% of our outstanding common shares and 5 record holders in other foreign jurisdictions, representing 0.3% of our outstanding common shares.

DESCRIPTION OF PRIVATE PLACEMENT

On June 5, 2020, and concurrent with the Debt Restructuring Transactions, the Company entered into the Securities Purchase Agreement with the selling shareholders, providing for the sale of the New Investor Convertible Notes in the aggregate principal amount of US$18,000,000, convertible into common shares at any time at the option of the holders at an initial conversion price of US$1.00, and the New Investor Warrants to acquire up to 14,457,059 common shares at an initial exercise price of US$0.9338 per common share. Proceeds from the sale of the New Investor Convertible Notes, net of original issue discount, placement agents’ fees and other expenses, amount to approximately US$13.3 million, which will be used for general corporate purposes. Cash payments, if any, required to be made under the Securities Purchase Agreement, the New Investor Convertible Notes, the New Investor Warrants and the New Investor Registration Rights Agreement will be subordinated in certain circumstances to payments under the Amended and Restated Credit Agreement and SAF Convertible Note; however, such cash pay obligations would be senior to any claims of our shareholders.

New Investor Convertible Notes

The New Investor Convertible Notes were issued to the selling shareholders on June 5, 2020 and mature on June 5, 2022 (subject to extension in certain circumstances, including bankruptcy and other events of default). The following is a brief summary of the terms of the New Investor Convertible Notes:

Interest

The New Investor Convertible Notes do not bear interest, except upon the occurrence (and during the continuance) of a Triggering Event (as defined in the New Investor Convertible Notes), in which case the New Investor Convertible Notes will accrue interest at the rate of 18.0% per annum. See “—Events of Default; Redemption Rights” below.

Conversions

General

The New Investor Convertible Notes are convertible, at the option of the selling shareholders, into common shares at an initial conversion price of US$1.00. The conversion price is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the conversion price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If we issue, sell or enter into any agreement to issue or sell, any variable rate securities, the selling shareholders have the additional right to substitute the variable price (or formula) of such securities for the conversion price.

Alternate Optional Conversion

Beginning on the earlier of the date of effectiveness of this registration statement and September 1, 2020, and on the first day of each calendar month thereafter, the selling shareholders will have the right to convert up to US$4.0 million of aggregate principal amount of New Investor Convertible Notes into our common shares at an alternate optional conversion price equal to the lower of (i) the applicable conversion price as in effect on such conversion date and (ii) the greater of (x) $0.1624 and (y) 88% of the lowest volume-weighted average price (“VWAP”) of our common shares during the five consecutive trading day period ending and including the date of the delivery of the applicable conversion notice with respect to such conversion.

Alternate Conversion upon Triggering Event

If a Triggering Event has occurred under the New Investor Convertible Notes, the holders may elect to alternatively convert the New Investor Convertible at an alternate triggering conversion price equal to the lower of (i) the then-current conversion price and(ii) the greater of (x) $0.1624 and (y) 80% of the lowest VWAP of the common shares during the eight consecutive trading day period ending and including the date of the delivery of the applicable conversion notice (the “Alternate Triggering Event Conversion Price”).

Conversion Limitation

The selling shareholders will not have the right to convert any portion of the New Investor Convertible Notes, to the extent that, after giving effect to such conversion, such selling shareholder (together with certain related parties) would beneficially own in excess of 9.99% of the shares of our common stock outstanding immediately after giving effect to such conversion.

Events of Default; Redemption Rights

The New Investor Convertible Notes include certain customary events of default. If an Event of Default (other than a Bankruptcy Event of Default (as defined in the New Investor Convertible Notes)) were to occur, the holders may require all or any portion of the New Investor Convertible Notes to be redeemed by the Company at a price equal to the greater of (i) the product of (A) the amount to be redeemed multiplied by (B) a redemption premium of 125% and (ii) the product of (X) the then-current conversion rate multiplied by (Y) the product of (1) a redemption premium of 125% multiplied by (2) the greatest closing sale price of the common shares on any trading day during the period commencing on the date immediately preceding such Event of Default and ending on the trading day immediately prior to the date on which the Company makes the entire payment required to be made.

In addition, if a Bankruptcy Event of Default were to occur, the New Investor Convertible Notes would automatically become immediately due and payable in cash in an amount equal to all outstanding principal, accrued and unpaid interest and unpaid late charges thereon multiplied by a redemption premium of 125%.

Fundamental Transactions; Change of Control

The New Investor Convertible Notes prohibit us from entering into Fundamental Transactions (as defined in the New Investor Convertible Notes), including specified transactions involving a Change of Control (as defined in the New Investor Convertible Notes), unless the successor entity assumes all of our obligations under the New Investor Convertible Notes under a written agreement, satisfactory in form and substance to, and approved by, the selling shareholders, before the transaction is completed.

In connection with a Change of Control, the selling shareholders may require us to redeem in cash all or any portion of the New Investor Convertible Notes. The redemption price will equal the greatest of (i) 125% of the outstanding principal of the New Investor Convertible Notes to be redeemed, and accrued and unpaid interest and unpaid late charges thereon, (ii) 125% of the market value of the shares of our common stock underlying the New Investor Convertible Notes, as determined in accordance with the terms of the New Investor Convertible Notes, and (iii) 125% of the aggregate cash consideration that would have been payable in respect of the common shares underlying the New Investor Convertible Notes, as determined in accordance with the terms of the New Investor Convertible Notes.

Covenants

Pursuant to the New Investor Convertible Notes, we are subject to certain customary affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends, distributions or redemptions, and the transfer of assets, among other matters.

Company’s Right of Optional Redemption

At any time after the later of (i) the date the New Investor Convertible Notes become freely tradeable and (ii) the date no Equity Conditions Failure (as defined in the New Investor Convertible Notes) exists, we may redeem all (but not less than all) of the New Investor Convertible Notes outstanding, including accrued and unpaid interest and unpaid late charges thereon, at a price equal to 125% of the greater of (i) the amount to be redeemed, and (ii) the product of (1) the then-applicable conversion rate and (2) the greatest closing sale price of the common shares on any trading day during the period commencing on the date immediately preceding the date of the redemption notice and ending on the trading day immediately prior to the date of redemption.

New Investor Warrants

The New Investor Warrants were issued to the selling shareholders on June 5, 2020, are immediately exercisable, and expire 42 months from the date that the underlying common shares become freely tradeable. The following is a brief summary of the terms of the New Investor Warrants:

Exercise Price

The New Investor Warrants will initially be exercisable at an exercise price of $0.9338 per common share, subject to adjustment as provided in “—Adjustments” below. The New Investor Warrants may be exercised for cash or, at the option of the holder, on a cashless basis if, after the six-month anniversary of the issuance date of the New Investor Warrants, there is no effective registration statement registering, or no current prospectus available for, the resale of the common shares underlying the New Investor Warrants.

Adjustments

The exercise price is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the exercise price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. Upon any adjustment to the exercise price, the number of common shares that may be purchased upon exercise of the New Investor Warrants will be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable for the adjusted number of common shares issuable upon warrant exercise will be the same as the aggregate exercise price in effect immediately prior to such adjustment. If we issue, sell or enter into any agreement to issue or sell, any variable rate securities, the selling shareholders have the additional right to substitute the variable price (or formula) of such securities for the exercise price.

Exercise Limitations

The New Investor Warrants may not be exercised if, after giving effect to the exercise, the selling shareholders (together with certain related parties), would beneficially own in excess of 9.99% of our common shares outstanding immediately after giving effect to the issuance of such common shares upon exercise.

Fundamental Transactions; Change of Control

The New Investor Warrants prohibit us from entering into Fundamental Transactions (as defined in the New Investor Warrants), including specified transactions involving a Change of Control (as defined in the New Investor Warrants), unless the successor entity assumes all of our obligations under the New Investor Warrants under a written agreement, satisfactory in form and substance to, and approved by, the selling shareholders, before the transaction is completed.

In connection with a Change of Control, we or a successor entity (as the case may be) may be required to redeem or exchange, as applicable, the New Investor Warrants for consideration equal to the Black Scholes Value (as defined in the New Investor Warrants) of such portion of the New Investor Warrants subject to exchange. We may, at our election, pay such consideration either (i) in cash or (ii) in the same form of consideration as was paid to the shareholders in such Change of Control transaction.

Registration Rights Agreement

Pursuant to the New Investor Registration Rights Agreement, we have granted certain registration rights to the selling shareholders. The New Investor Registration Rights Agreement requires us to file a registration statement covering the resale of the common shares underlying the New Investor Convertible Notes and New Investor Warrants within 30 days and to have the registration statement declared effective within 90 days of after the date of the Securities Purchase Agreement. It also grants the selling shareholders customary “piggyback” registration rights. If we fail to file the registration statement or have it declared effective by the deadlines above, or if certain other conditions relating to the availability of the registration statement and current public information are not met, we will pay certain Registration Delay Payments (as defined in the New Investor Registration Rights Agreement) to such noteholders.

Securities Purchase Agreement

The Securities Purchase Agreement contains certain representations and warranties, covenants and indemnities customary for similar transactions. Under the Securities Purchase Agreement, we also agreed to the following additional covenants:

•

During the period commencing on the issuance date of the New Investor Convertible Notes through and including the 30th trading day after the earlier to occur of (i) the first date on which this registration statement is declared effective by the SEC, or (ii) the first date on which all of the common shares being offered hereby are eligible to be resold by the selling shareholders pursuant to Rule 144, we may not issue, offer, sell or grant any equity or equity-linked security, subject to certain limited exceptions.

•

So long as the New Investor Convertible Notes remain outstanding, we will not effect or enter an agreement to effect any variable rate transaction (other than the SAF Transaction and the Placement Agent Warrants).

In addition, we granted the selling shareholders participation rights in future equity and equity-linked offerings of securities during the two years after the closing in an amount of up to 30% of the securities being sold in such offerings.

In addition, the Securities Purchase Agreement, the New Investor Convertible Notes, the New Investor Warrants and the New Investor Registration Rights Agreement may require us to make certain cash payments to the selling shareholders in the event we fail to deliver unrestricted common shares upon conversion or exercise, as applicable, and in certain other circumstances. Any such cash payments will be subordinated in certain circumstances to payments under the Amended and Restated Credit Agreement and SAF Convertible Note; however, such cash pay obligations would be senior to any claims of our shareholders.

The foregoing summary is not intended to modify or supplement any disclosures about us in our reports filed with the Securities and Exchange Commission. In particular, the agreements and the related summary are not intended to be, and should not be relied upon, as disclosures regarding any facts and circumstances relating to the Company or any of its subsidiaries or affiliates. The agreements contain representations and warranties by us, which were made only for purposes of that agreements and as of specified dates. The representations, warranties and covenants in the agreements were made solely for the benefit of the parties to the agreements; may be subject to limitations agreed upon by the contracting parties, including being subject to confidential disclosures that may modify, qualify or create exceptions to such representations and warranties; may be made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in our public disclosures.

The above does not purport to be a complete description of the Securities Purchase Agreement, the New Investor Convertible Notes, the New Investor Warrants and the New Investor Registration Rights Agreement and is qualified in its entirety by reference to the full text of Exhibit 10.6 to the registration statement of which this prospectus forms a part.

Dollar Value of Underlying Securities and Potential Profits on Conversion

The following table sets forth the potential profit to be realized upon conversion by the selling shareholders of the New Investor Convertible Notes based on the initial conversion price and the closing price of our common shares on June 5, 2020 (the date the New Investor Convertible Notes were issued).

Potential Profit from Conversion of the New Investor Convertible Notes at the Option of the Selling Shareholders

Per share market price as of June 5, 2020	US$0.82

Per share conversion price as of June 5, 2020	US$1.00

Total shares underlying New Investor Convertible Notes based on initial conversion price	18,000,000

Aggregate market value of underlying shares based on per share market price as of June 5, 2020	US$14,760,000

Aggregate conversion price of underlying shares	US$18,000,000

Aggregate cash purchase price for the New Investor Convertible Notes	US$15,000,000

Total premium to market price of underlying shares	1.63%

The following table sets forth the potential profit to be realized upon exercise of the New Investor Warrants by the selling shareholders based on the initial exercise price and the closing price of our common shares on June 5, 2020 (the date of issuance of the New Investor Warrants).

Potential Profit from the Exercise of Warrants

Per share market price as of June 5, 2020	US$0.82

Per share exercise price as of June 5, 2020	US$0.9338

Total shares underlying New Investor Warrants	14,457,059

Aggregate market value of underlying shares based on market price as of June 5, 2020	US$11,854,788

Aggregate exercise price of underlying shares	US$13,500,002

Total premium to market price of underlying shares	13.88%

Shares Issuable to Selling Shareholders in Satisfaction of Principal

The following table sets forth the total number of our common shares which would be issued to the selling shareholders if we elect to convert all principal under the New Investor Convertible Notes into common shares in lieu of paying cash. The following table assumes that: (a) no Triggering Event, Event of Default or Change of Control has occurred, and (b) that the selling shareholders do not convert the New Investor Convertible Notes at their election. This table is provided for illustrative purposes only, as it is unlikely that these assumptions will be fully accurate at all relevant times.

Number of Shares Issuable in Satisfaction of the Convertible Notes Based on Various Assumed Conversion Prices

Assumed Conversion Price	Number of Shares Potentially Issuable

Initial conversion price (US$1.00 per share)	18,000,000

US$0.95 per share	18,947,368

US$0.90 per share	20,000,000

US$0.85 per share	21,176,471

US$0.80 per share	22,500,000

Payments to Selling Stockholders and Affiliates

In connection with the New Investor Convertible Notes, we are or may be required to make the following payments to the selling stockholders and their affiliates:

Payee	Maximum Event of Default Redemption Premium(1)	Maximum Change of Control Redemption Premium(2)	Maximum Bankruptcy Event of Default Redemption Premium(3)	Maximum Registration Delay Payments(4)
Selling Shareholders	$24,750,000	$22,500,000	$22,500,000	$1,170,000

(1)

Represents the cash amount that would be payable by us if we were required to redeem all of the New Investor Convertible Notes as a result of an Event of Default assuming that (i) the Event of Default occurs on June 5, 2020, (ii) the notice of redemption related to the Event of Default is issued on June 6, 2020 and (iii) the redemption occurs on June 12, 2020.

(2)

Represents the cash amount that would be payable by us if we were required to redeem all of the New Investor Convertible Notes as a result of a Change of Control assuming that (i) the Change of Control is announced on June 5, 2020, (ii) the notice of redemption related to the Change of Control is issued on the same day and (iii) the per share value of the consideration for the Change of Control is equal to the closing sale price of our shares at the time of the announcement of the Change of Control.

(3)

Represents the cash amount that would be payable by us if we were required to redeem all of the New Investor Convertible Notes as a result of a Bankruptcy Event of Default, assuming that it occurred on June 5, 2020.

(4)

Represents the maximum monetary delay payments that would be payable if we failed to timely file, obtain a declaration of effectiveness or maintain effectiveness with respect to this registration statement, as required under the New Investor Registration Rights Agreement. Assumes that the registration delay payments (a) begin to accrue on July 5, 2020, (b) continue to accrue until July 5, 2021, and (c) will not be paid until July 5, 2021.

Other Information

Each selling shareholder has advised us that it may enter into short sales in the ordinary course of its business of investing and trading securities, including with respect to our common shares. Each selling shareholder has advised us that no short sales were entered into during the period beginning when such selling shareholder obtained knowledge that we were contemplating a private placement and ending upon the public announcement of any such private placement.

We have not had any material relationships or arrangements with any of the selling shareholders, their affiliates, or any person with whom any selling shareholder has a contractual relationship regarding the private placement (or any predecessors of those persons).

We believe that the available funds at March 31, 2020, and including the net proceeds from our June 5, 2020 issuance of $18 million in New Investor Convertible Notes plus internally generated funds from products sales will provide sufficient financial resources to fund our operations, working capital, and capital expenditures through at least the fourth quarter of 2020.

Subsequent sources of outside funding may be required to fund our working capital, capital expenditures and operations beyond the fourth quarter of 2020. Additionally, the Amended and Restated Credit Agreement and SAF Convertible Note contain covenants that require us to raise additional equity capital. No assurances can be given that we will be successful in complying with certain of the terms and conditions of the New Investor Convertible Notes, the SAF Convertible Note, the Amended and Restated Credit Agreement or any related or additional financing agreements or in arranging further funding, if needed, to continue the execution of our business plan. Failure to obtain such funding will require management to substantially curtail, if not cease operations, which will result in a material adverse effect on our financial position and results of operations.

DESCRIPTION OF SAF TRANSACTION

On June 5, 2020, in connection with the Securities Restructuring Agreement: (i) the Company and the Creditor amended and restated the Parent Obligations Outstanding by issuing the SAF Convertible Note, in the aggregate principal amount of $73,227,465.75, convertible into common shares (subject to strict limitations) issuable pursuant to the terms of the SAF Convertible Note at an initial conversion price of US$1.00 per common share, and (ii) in consideration of SAF agreeing to amend and restate the Parent Obligations Outstanding, the Company issued to the Creditor the SAF Warrants to acquire up to 17,500,000 common shares at an exercise price of US$1.00 per warrant and common share purchase warrants to acquire up to 17,500,000 common shares at an exercise price of US$1.20 per warrant.

SAF Convertible Note

General

The SAF Convertible Note was issued to the Creditor on June 5, 2020 and matures on June 5, 2022 (subject to extension in certain circumstances, including bankruptcy and outstanding events of default). The following is a brief summary of the terms of the SAF Convertible Note:

Interest

The SAF Convertible Note does not bear interest, except upon the occurrence (and during the continuance) of a Triggering Event (as defined in the SAF Convertible Note), in which case the SAF Convertible Note will accrue interest at the rate of 3.0% per annum. See “—Events of Default; Redemption Rights” below.

Ranking; Guarantees; Collateral

The SAF Convertible Note is a senior obligation of the Company and the guarantors thereto. The Company’s obligations under the SAF Convertible Note are guaranteed by each of the Company’s Material Subsidiaries (as defined in the SAF Convertible Note). The SAF Convertible Note is secured by a second priority perfected lien in the assets and property of the Company and the guarantors that secure the Amended and Restated Credit Agreement.

Conversion

General

The holder of the SAF Convertible Note will be able to convert the SAF Convertible Note into common shares at any time after the earlier of (x) the date upon which the indebtedness outstanding under the New Investor Convertible Notes is less than a certain amount and (y) February 1, 2021 (a date so determined, the “Threshold Date”). The SAF Convertible Note is convertible at an initial conversion price of US$1.00, subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the conversion price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If we issue, sell or enter into any agreement to issue or sell, any variable rate securities, the Creditor has the additional right to substitute the variable price (or formula) of such securities for the conversion price. The Company may prepay any portion of the outstanding principal, accrued and unpaid interest on principal and interest, if any, at any time prior to the maturity date of the SAF Convertible Note in its sole discretion subject to the intercreditor agreement among the agent for the Amended and Restated Credit Agreement, the Creditor and the Company and certain of its subsidiaries.

Alternate Optional Conversion

Beginning on the Threshold Date, and on the first day of each calendar month thereafter, the holder will have the right to convert an additional US$10.0 million of aggregate principal amount of the SAF Convertible Note into our common shares at an alternate optional conversion price equal to the lower of (i) the then-current conversion price, and (ii) the greater of (x) $0.1624 and (y) 92% of the VWAP of our common shares during the eight consecutive trading day period ending and including the date of the delivery of the applicable conversion notice with respect to such conversion.

Alternate Conversion upon Triggering Event

Following the Threshold Date, if a Triggering Event (as defined in the SAF Convertible Note) were to occur, the holder may elect to alternatively convert the SAF Convertible Note at an alternate triggering conversion price equal to the lower of (i) the then-current conversion price, and (ii) the greater of (x) $0.1624 and (y) 92% of the VWAP of our common shares during the eight consecutive trading day period ending and including the date of the delivery of the applicable conversion notice with respect to such conversion.

Conversion Limitation

The holder will not have the right to convert any portion of the SAF Convertible Note, to the extent that, after giving effect to such conversion, the holder (together with certain related parties) would beneficially own in excess of 9.99% (after taking into account any other holdings) of our common shares outstanding immediately after giving effect to such conversion.

Events of Default; Redemption Rights

If an Event of Default (as defined in the SAF Convertible Note) (other than a Bankruptcy Event of Default (as defined in the SAF Convertible Note)) were to occur, the holder may require all or a portion of the SAF Convertible Note to be redeemed by the Company at a price equal to the greater of (i) the product of (A) the amount to be redeemed multiplied by (B) a redemption premium of 103% (to be increased, in certain circumstances, to 115% (the “SAF Redemption Premium”) and (ii) the product of (X) the then-current conversion rate multiplied by (Y) the product of (1) the SAF Redemption Premium multiplied by (2) the greatest closing sale price of the common shares on any trading day during the period commencing on the date immediately preceding such event of default and ending on the trading day immediately prior to the date on which the Company makes the entire payment required to be made.

In addition, if a Bankruptcy Event of Default (as defined in the SAF Convertible Note) were to occur, the SAF Convertible Note would automatically become immediately due and payable in cash in an amount equal to all outstanding principal and interest multiplied by the SAF Redemption Premium, in addition to any and all other amounts due thereunder.

Fundamental Transactions; Change of Control

The SAF Convertible Note prohibits us from entering into Fundamental Transactions (as defined in the SAF Convertible Note), including specified transactions involving a Change of Control (as defined in the SAF Convertible Note), unless the successor entity assumes all of our obligations under the SAF Convertible Note under a written agreement, satisfactory in form and substance to, and approved by, the Creditor, before the transaction is completed.

In connection with a Change of Control, the holder may require us to redeem all or any portion of the SAF Convertible Note. The redemption price per share will equal the greatest of (i) 103% (the “SAF Change of Control Premium”) of the outstanding principal of the SAF Convertible Note to be redeemed, and accrued and unpaid interest and unpaid late charges thereon, (ii) the product of (x) the SAF Change of Control Premium and (y) the market value of our common shares underlying the SAF Convertible Note, as determined in accordance with the terms of the SAF Convertible Note, and (iii) the product of (x) the SAF Change of Control Premium and (y) the aggregate cash consideration that would have been payable in respect of the common shares underlying the SAF Convertible Note, as determined in accordance with the terms of the SAF Convertible Note. If the Change of Control occurs within 12 months of the issue date of the SAF Convertible Note and, at the time of delivery of the redemption notice related to such Change of Control, the Redemption Market Price (as defined in the SAF Convertible Note) is below the then-current exercise price of the SAF Warrants, the SAF Change of Control Redemption Premium will increase to 115%.

Covenants

We are subject to certain customary affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends, distributions or redemptions, and the transfer of assets, among other matters.

SAF Warrants

The SAF Warrants were issued to the Creditor on June 5, 2020 and expire 36 months from the date of issuance. The holder of the SAF Warrants will be able to exercise the SAF Warrants at any time after the Threshold Date. The following is a brief summary of the terms of the SAF Warrants:

Exercise Price

Half of the SAF Warrants will initially be exercisable at an exercise price of US1.00 per common share and half of the SAF Warrants will initially be exercisable at an exercise price of US $1.20 per common share, subject to adjustment as provided in “—Adjustments” below. The SAF Warrants may be exercised for cash or, at the option of the holder, on a cashless basis if, after the later of (i) six-month anniversary of the issuance date of the SAF Warrants and (ii) the Threshold Date, there is no effective registration statement registering, or no current prospectus available for, the resale of the common shares underlying the SAF Warrants. In certain circumstances, the SAF Warrants are subject to forced exercise provisions. If we issue, sell or enter into any agreement to issue or sell, any variable rate securities, the Creditor has the additional right to substitute the variable price (or formula) of such securities for the exercise price.

Adjustments

The exercise price is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the exercise price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. Upon any adjustment to the exercise price, the number of common shares that may be purchased upon exercise of the SAF Warrants will be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable for the adjusted number of common shares issuable upon warrant exercise will be the same as the aggregate exercise price in effect immediately prior to such adjustment.

Exercise Limitations

The SAF Warrants may not be exercised if, after giving effect to the exercise, the holder thereof (together with certain related parties), would beneficially own in excess of 9.99% (taking into account any other current holdings) of our common shares outstanding immediately after giving effect to the issuance of such common shares upon exercise.

Fundamental Transactions; Change of Control

The SAF Warrants prohibit us from entering into Fundamental Transactions (as defined in the SAF Warrants), including specified transactions involving a Change of Control (as defined in the SAF Warrants), unless the successor entity assumes all of our obligations under the SAF Warrants under a written agreement, satisfactory in form and substance to, and approved by, the Creditor, before the transaction is completed.

In connection with a Change of Control, we or a successor entity (as the case may be) may be required to redeem or exchange, as applicable, the SAF Warrants for consideration equal to the Black Scholes Value (as defined in the SAF Warrants) of such portion of the SAF Warrants subject to exchange. We may, at our election, pay such consideration either (i) in cash or (ii) in the same form of consideration as was paid to the shareholders in such Change of Control transaction.

Registration Rights Agreement

In connection with the SAF Transaction as set out above and as contemplated in the Securities Restructuring Agreement, the Company entered into a registration rights agreement (the “SAF Registration Rights Agreement”) to provide the Creditor and its permitted assigns (i) certain rights to require the Company to register the common shares underlying the SAF Convertible Note and the SAF Warrants under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and applicable state securities laws and (ii) certain distribution rights under Canadian securities laws. The SAF Registration Rights Agreement allows the holder of the SAF Convertible Note and SAF Warrants to make up to four demands for registration of at least US$2.0 million of registrable securities pursuant to a registration statement covering the resale of the common shares underlying the SAF Convertible Note and the SAF Warrants, which registration statement shall be filed within 20 days of such registration demand and made effective within 60 days of such registration demand. The SAF Registration Rights Agreement also grants the Creditor customary “piggyback” registration rights.

Securities Restructuring Agreement

The Securities Restructuring Agreement contains certain representations and warranties, covenants and indemnities customary for similar transactions. Under the Securities Restructuring Agreement, we also agreed to the following additional covenants:

•

During the period commencing on the Threshold Date through and including the 30th calendar day after the principal amount outstanding under the SAF Convertible Note is less than $50.0 million, we may not issue, offer, sell or grant any equity or equity-linked security, subject to certain limited exceptions.

•

So long as the SAF Convertible Note remains outstanding, we will not effect or enter an agreement to effect any variable rate transaction (other than the New Investor Convertible Notes, New Investor Warrants or the Placement Agent Securities).

In addition, we granted the Creditor participation rights in future equity and equity-linked offerings of securities consummated on or prior to the earlier of (x) the three-month anniversary of the Threshold Date and (y) the date the SAF Convertible Note is not outstanding, in an amount of up to 10% of the securities being sold in such offerings.

The foregoing summary is not intended to modify or supplement any disclosures about us in our reports filed with the Securities and Exchange Commission. In particular, the agreements and the related summary are not intended to be, and should not be relied upon, as disclosures regarding any facts and circumstances relating to the Company or any of its subsidiaries or affiliates. The agreements contain representations and warranties by us, which were made only for purposes of that agreements and as of specified dates. The representations, warranties and covenants in the agreements were made solely for the benefit of the parties to the agreements; may be subject to limitations agreed upon by the contracting parties, including being subject to confidential disclosures that may modify, qualify or create exceptions to such representations and warranties; may be made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in our public disclosures.

The above does not purport to be a complete description of the Securities Restructuring Agreement, the SAF Convertible Note or the SAF Warrants and is qualified in its entirety by reference to the full text of Exhibit 10.5 to the registration statement of which this prospectus forms a part.

DESCRIPTION OF SHARE CAPITAL

Set forth below is a summary of certain information concerning our share capital. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation and applicable Alberta law.

Common Shares

We are authorized to issue an unlimited number of common shares, no par value, of which, as of July 14, 2020, 104,637,129 are issued and outstanding as fully paid and non-assessable. The table below presents a reconciliation of our common shares outstanding as between January 1, 2019 and December 31, 2019:

Number of Common Shares
Balance, beginning of year	68,648,984
Initial public offering	11,000,000
Shares issued for assets	797,952
Others shares issuances	394,926
Shares issued to related parties	3,730,963
Business acquisitions	2,696,800
Conversions of convertible debt	13,108,676
Shares issued upon exercise of warrants	4,551,082
Shares issued for services	164,080
Shares issued upon exercise of RSUs	57,960
Shares issued upon exercise of employee warrants	2,029,000
Shares repurchased	—

Balance, end of period	107,180,423

On May 21, 2020, our shareholders have granted approval to our board of directors to, in its discretion, implement the reverse split if then necessary to attempt to meet the minimum bid price continued listing requirement of Nasdaq. If the trading price of our common shares increases above US$1.00 per share before a reverse split is effected and is maintained above such price for ten consecutive business days, the reverse split may not be necessary. No decision has been made yet by our board of directors to implement a reverse split.

During the year ended December 31, 2019, principal of $21.2 million and US$2.5 million of our 12% Convertible Notes was converted into equity units, at the option of the holders. Equity units issued consisted of 6.2 million common shares and 3.6 million warrants.

During the year ended December 31, 2019, a total of 4,551,082 warrants were exercised consisting of (i) 4,211,242 warrants exercised at a price of $3.91 for gross proceeds of $16.5 million, (ii) 307,840 warrants initially issued upon conversion of the Canadian dollar-denominated 12% Convertible Notes, for gross proceeds of $1.3 million, and (iii) 32,000 warrants initially issued upon conversion of the US-dollar denominated 12% Convertible Notes and exercised for gross proceeds of US$120,000.

During the year ended December 31, 2019, 57,960 common shares were issued pursuant to the exchange of RSUs previously issued as compensation to certain of our employees. During the three months ended March 31, 2020, 14,656 common shares were issued pursuant to the exchange of RSUs previously issued as compensation to certain of our employees. Subsequent to March 31, 2020 and to the date of this prospectus, 300 common shares were issued pursuant to the exchange of RSUs previously issued as compensation to certain of our employees.

On August 14, 2019, all principal and accrued interest outstanding under our 8% Convertible Notes was converted into 6.9 million common shares at a conversion price of $13.84, representing 80% of the initial public offering price converted to Canadian dollars.

On August 6, 2019, we closed our initial public offering of 11.0 million common shares at a price of US$13.00 per common share, for gross proceeds of $189.5 million and issued. 3,680,000 common shares to our former Executive Chairman in connection with the termination of an amended and restated investment and royalty agreement (the “Investment and Royalty Agreement”), dated August 16, 2018 with 2082033 Alberta Ltd., an entity controlled by our former Executive Chairman.

On August 6, 2019, in connection with certain financial advisory services related to our initial public offering, we issued 120,000 common shares to one of our financial advisors.

On July 22, 2019, we effected a 1 for 1.6 split of our common shares.

On July 2, 2019, the Company, through its wholly-owned subsidiary, Sundial UK Limited, acquired all the issued and outstanding shares of Bridge Farm for consideration which included the issuance of 2.4 million common shares valued at $37.2 million based on the fair value of a common share of the Company on the closing date; contingent consideration of $8.4 million representing the value of incremental shares potentially issuable on the one year anniversary of the closing date; and contingent consideration valued at $7.2 million representing the fair value of earn-out payments ranging from nil to a maximum of an additional 1.6 million common shares of the Company based on a prescribed formula based on future earnings. On January 16, 2020, we issued 158,251 common shares with a value of $3.72 per share as earn-out consideration. On June 5, 2020, we completed the Bridge Farm Disposition. See “Prospectus Summary—Recent Developments—Sale of Bridge Farm”.

In July 2019, we issued 50,963 shares to our former Executive Chairman, Edward Hellard, as partial consideration for the advance of the remaining funds available to be advanced under the Investment and Royalty Agreement.

On May 1, 2019, we entered into an agreement with Sun 8 (the “Sun 8 Agreement”) to acquire the world-wide proprietary rights to the certain brands, including Top Leaf and BC Weed Co., for consideration that included the issuance of 480,000 common shares. For more information, see Exhibit 10.2 to the registration statement of which this prospectus forms a part.

In addition, on March 13, 2019, we acquired 50% of the issued and outstanding shares of Pathway Rx for consideration which included the issuance of 296,800 of our common shares to Pathway Rx shareholders.

On April 7, 2014, our articles of incorporation were amended to change the designation of the then outstanding Class “A” shares to common shares, to delete the then authorized Class “B”, Class “C”, Class “D”, Class “E” and Class “F” shares and to create a class of preferred shares.

Dividends

The holders of common shares are entitled to receive any dividend declared by the Company on the common shares, provided that the Company shall be entitled to declare dividends on any other classes of shares without being obliged to declare dividends on the common shares. Sundial is authorized to issue an unlimited number of preferred shares, issuable in series, none of which are issued and outstanding as of the date hereof. With respect to the payment of dividends, the Company’s preferred shares, if issued, would be entitled to preference over the common shares.

Voting Rights

The holders of common shares are entitled to attend and vote at all meetings of the shareholders of the Company.

Rights Upon Dissolution

Subject to the rights, privileges, restrictions and conditions attaching to any other class of the Company’s shares, the holders of the common shares are entitled to share equally in such of the Company’s property as is distributable to the holders of common shares. With respect to the distribution of assets or the return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, any preferred shares, if issued, would be entitled to preference over the common shares.

Preferred Shares

We are authorized to issue an unlimited number of preferred shares, issuable in series, none of which are issued and outstanding as of the date hereof. Each series of preferred shares shall consist of such number of shares and having such designation, rights, privileges, restrictions and conditions as may be determined by our board of directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares. With respect to the payment of dividends and distribution of assets or the return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the preferred shares are entitled to preference over the common shares.

The issuance of preferred shares and the terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to the holders of the common shares or adversely affect the rights and powers of the holders of the common shares without any further vote or action by the holders of the common shares. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of our outstanding common shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our common shares.

We have no current intention to issue any preferred shares.

Stock Options; RSUs; DSUs

During the year ended December 31, 2019, we granted:

•	623,850 stock options to certain of our employees, exercisable into an equal number of common shares, with an average exercise price of $4.33 and a range of exercise prices from $3.12 to $5.86.

•	107,543 RSUs to certain of our employees, exchangeable for an equal number of common shares; and

•	378,080 DSUs to certain of our directors, exchangeable for an equal number of common shares.

During the three months ended March 31, 2020, we granted:

•	1,015,960 RSUs to certain of our employees, exchangeable for an equal number of common shares; and

•	32,532 DSUs to certain of our directors, exchangeable for an equal number of common shares.

Subsequent to March 31, 2020 and to the date of this prospectus, we granted:

•	481,600 stock options to certain employees exercisable at a weighted average price of $1.16 per common share

•	2,998,913 RSUs to certain of our employees, exchangeable for an equal number of common shares; and

•	1,289,901 DSUs to certain of our directors, exchangeable for an equal number of common shares.

See “Directors, Senior Management and Employees—Compensation” in our Annual Report for a summary of the terms of our compensation plans.

Warrants

On June 5, 2020, we issued (i) in connection with the SAF Transaction, the SAF Warrants to purchase 17,500,000 common shares at an exercise price of US$1.20 per warrant and to purchase 17,500,000 common shares at an exercise price of US$1.00 per warrant, (ii) in connection with the Securities Purchase Agreement, the New Investor Warrants to purchase 14,457,059 common shares, at an exercise price of US$0.9338 and (iii) in connection with certain placement agent services related to the Securities Purchase Agreement, the Placement Agent Warrants to purchase 1,080,000 common shares. See “Description of Private Placement”, and “Description of SAF Transaction” and “Prospectus Summary—Recent Developments—Placement Agent Warrants”.

In August 2019, in connection with our initial public offering, we issued additional warrants to holders of the 12% Convertible Notes to incentivize participation in a lockup incentive offer. During the year ended December 31, 2019, the principal amount of $21.2 million and US$2.5 million of our 12% Convertible Notes was converted into equity units, at the option of the holders. Equity units issued consisted of 6.2 million common shares and 3.6 million warrants. As of the date of this prospectus, there are outstanding (i) 2,787,546 warrants with an exercise price of $4.38 that were issued pursuant to conversion of the Canadian-dollar denominated 12% Convertible Notes and (ii) 444,888 warrants with an exercise price of US$3.75 that were issued pursuant to conversion of the US-dollar denominated 12% Convertible Notes.

We have historically awarded equity compensation in the form of simple and performance warrants, entitling the holder to subscribe for and purchase fully paid and non-assessable shares in our capital. In the fiscal year ended February 28, 2018, we granted 2,904,000 simple warrants and 8,125,334 performance warrants, collectively exercisable into an aggregate of 11,029,334 common shares, at an average exercise price of $0.82 and $1.39, respectively, as equity incentives to certain of our employees. In the fiscal year ended December 31, 2018, we granted 3,535,200 simple warrants and 2,188,800 performance warrants, collectively exercisable into an aggregate of 5,724,000 common shares at an average exercise price of $2.61 and $2.48, respectively, as equity incentives to certain of our employees. In the fiscal year ended December 31, 2019, we granted 4,795,200 simple warrants and 723,200 performance warrants, collectively exercisable into an aggregate of 5,518,400 common shares at a weighted average exercise price of $6.32 and $12.23, respectively, as equity incentives to certain of our employees. Subsequent to our initial public offering, we established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants. See “Directors, Senior Management and Employees—Compensation” for a summary of the terms of our compensation plans.

In addition, in a series of transactions between June 20, 2018 and August 24, 2018, we sold an aggregate of 4,491,154 units, each comprising one common share and one warrant, immediately vested and exercisable into one common share prior to April 30, 2019 at an exercise price of $3.91. In August 2018, a total of 558,501 warrants were exercised at a price of $3.91. As an incentive to exercise, the warrant holders received a total of 279,251 warrants, which became immediately vested and exercisable at an exercise price of $3.91 upon issuance. As of the date of this prospectus, all such warrants have been exercised. See “—Common Shares” above.

In January 2019, we entered into an engagement letter with one of our advisors to provide certain financial advisory services in connection with our initial public offering and have entered into an addendum to such engagement letter in July 2019. Pursuant to the terms of the engagement letter as supplemented, we issued to such advisor (1) 240,000 common share purchase warrants, exercisable into an aggregate of 240,000 common shares at an exercise price of $3.91 per share, immediately prior to our initial public offering, and (2) 144,000 immediately vested common share purchase warrants, exercisable into 144,000 common shares at an exercise price of $3.91, and 160,000 immediately vested common share purchase warrants, exercisable into 160,000 common shares at an exercise price of $6.25.

Consideration for the Sun 8 Agreement included the issuance of 1,800,000 performance warrants, exercisable into an aggregate of 1,800,000 of our common shares at an exercise price of $0.94 per share, and vesting annually over five years, beginning on March 31, 2020. The number of performance warrants eligible to vest each year depends on the achievement of certain thresholds of revenue derived from the brands acquired under the agreement and certain cannabis cultivars. No such warrants have vested as of the date of this prospectus.

Concurrently with the acquisition of our interest in Pathway Rx, we entered into a license agreement, which granted us an exclusive right to use Pathway Rx’s intellectual property in exchange for consideration which includes the grant of up to 280,000 of warrants to purchase our common shares at an exercise price of $1.81 per share, subject to achievement of certain milestone gross revenues derived from certain activities which use the intellectual property that is the subject matter of the license agreement. No such warrants have been issued as of the date of this prospectus.

On June 27, 2019, we entered into the Original SAF Credit Agreement, providing for credit advances in two tranches totaling $159.575 million, less (i) a 6% original issue discount and (ii) upfront fees totaling up to approximately $2.4 million. The first tranche of $115.0 million, less original issue discount and upfront fees, was advanced to the Company to fund the acquisition of Bridge Farm. In connection with the advancement of funds under the Original SAF Credit Agreement, the Creditor received warrants exercisable upon the earlier of (i) the Company’s initial public offering, (ii) December 31, 2020, or (iii) a default or event of default under the Original SAF Credit Agreement or certain other specified events. Based on the foregoing, the Company under the warrant certificates issued to the Creditor, for the first tranche, warrants to acquire 1,495,665 shares at a weighted average exercise price of $20.76 per share and, for the second tranche, warrants to acquire 957,225 shares at an exercise price of $21.63 per share. On June 5, 2020, the Original SAF Credit Agreement was restructured pursuant to the Securities Restructuring Agreement. See “Description of SAF Transaction”.

On July 1, 2019, Mr. Mills was issued 720,000 warrants to purchase our common shares, with an exercise price of $6.25 per warrant. Per the terms of Mr. Mills’ director services agreement, those warrants vest in three equal annual installments in the event Mr. Mills assumes the position of Executive Chairman and will expire five years from the vesting date; however, if Mr. Mills does not assume the position of Executive Chairman by December 31, 2021, then all of such warrants will expire. Mr. Mills’ director services agreement contemplates that he may assume the position of Executive Chairman as early as July 2020; although the position of Executive Chairman is currently vacant, our board of directors has not agreed to nominate Mr. Mills to such a position, nor has Mr. Mills agreed to serve in such position. Furthermore, on July 1, 2019, Mr. Mills was issued warrants to purchase 80,000 of our common shares, with an exercise price of $7.50 per warrant, which vest, if during the term of Mr. Mills’ director services agreement, the equity market capitalization value of the Company (as calculated in accordance with the agreement) exceeds $5.5 billion and expire three years following the vesting date.

In July 2019, we agreed to issue 480,000 share purchase warrants (each exercisable for one common share for $15.94 until July 12, 2022) to our former Executive Chairman in connection with the termination of the Investment and Royalty Agreement.

In July 2019, we have also issued 480,000 warrants (exercisable for one common share each at an exercise price of $6.25) to David Ball pursuant to the terms of his employment agreement effective upon closing of the Bridge Farm acquisition. The employment agreement has been terminated as of the date of this prospectus and the warrants have been forfeited.

Convertible Notes

On June 5, 2020, we issued the SAF Convertible Note in connection with the Securities Restructuring Agreement and the New Investor Convertible Notes in connection with the Securities Purchase Agreement. See “Description of Private Placement”.

In a series of transactions between October 15, 2018 and November 31, 2018, we privately placed an aggregate principal amount $28,941,500 of 12% Convertible Notes, maturing in 12 months of the date of their issuance and convertible, at the option of the holder and at any time up to 15 days prior to maturity, into units comprising one common share and one half of one warrant. Each full warrant thus issued is immediately vested and exercisable, for 12 months following the date of its issuance into one common share of the Company, at an exercise price of $4.38 in the case of the offering denominated in Canadian dollars, and US$3.75 ($4.89) in the case of the offering denominated in U.S. dollars. During the year ended December 31, 2019, the principal amount of $21.2 million and US$2.5 million of our 12% Convertible Notes was converted into equity units, at the option of the holders. Equity units issued consisted of 6.2 million common shares and 3.6 million warrants. As of the date of this prospectus, all 12% Convertible Notes have been converted.

In May 2019, we closed a private placement offering of the 8% Convertible Notes to accredited investors in Canada and the United States in aggregate principal amount of approximately $92.6 million. In July 2019, we issued a further $0.6 million of 8% Convertible Notes to an affiliate of the Canadian chartered bank that provided a bridge facility for interim financing of the acquisition of Bridge Farm, as consideration for past services rendered by the bank in providing such bridge facility. In August 2019, all principal and accrued interest accrued interest outstanding under the 8% Convertible Notes was converted into 6.9 million common shares at a conversion price of $13.84.

Registration Rights

For a discussion of the registration rights agreement with our former Executive Chairman Edward Hellard, see “Major Shareholders and Related Party Transactions—Related Party Transactions—Agreements with Directors and Officers—Registration Rights Agreement” in our Annual Report and Exhibit 4.2 to the registration statement of which this prospectus forms a part.

In connection with the SAF Transaction, the Company entered into a registration rights agreement to provide the Creditor and its permitted assigns (i) certain rights to require the Company to register the common shares underlying the SAF Convertible Note and the SAF Warrants under the Securities Act and applicable state securities laws and (ii) certain distribution rights under Canadian securities laws. See “Description of SAF Transaction—Registration Rights Agreement”.

In connection with such sale of the New Investor Convertible Notes and New Investor Warrants, the Company also entered into the New Investor Registration Rights Agreement to provide the holders of the New Investor Convertible Notes and the New Investor Warrants certain rights to require the Company to register the common shares underlying the New Investor Convertible Notes and the New Investor Warrants under the Securities Act. We are filing this prospectus in accordance with the New Investor Registration Rights Agreement. See “Description of Private Placement—Registration Rights Agreement”.

Pursuant to the terms of the Placement Agent Warrants as described under “Prospectus Summary—Recent Developments—Placement Agent Warrants”, the Company provided the Placement Agents (i) certain rights to require the Company to register the common shares underlying the Placement Agent Warrants under the Securities Act and applicable state securities laws and (ii) certain distribution rights under Canadian securities laws.

Limitations on Liability and Indemnification of Directors and Officers

Under the Business Corporations Act (Alberta) (the “ABCA”), except in respect of an action by or on behalf of a corporation to procure a judgment in its favor (in the absence of court approval in respect of costs, charges and expenses), we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer of the Company, or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor and the individual’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative proceeding in which the individual is made a party by reason of being a director or officer of the Company or another body corporate. The ABCA also provides that we may advance monies to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below or is not successful on the merits in their defense of the action or proceeding.

However, indemnification is prohibited under the ABCA unless the individual:

•	acted honestly and in good faith with a view to our best interests; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require us to indemnify, to the fullest extent permitted by the ABCA, each of our current or former directors and each person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Company or any such body corporate) and the individual’s heirs and legal representatives, against all costs, charges and expenses, including, without limitation, any amount paid to settle an action or satisfy a judgment reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Our by-laws authorize us to purchase and maintain such insurance for the benefit of our directors and officers as our board of directors may determine from time to time.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. PERSONS

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares that are generally applicable to a U.S. Holder, as defined below, with respect to shares that a U.S. Holder acquires pursuant to this offering. This summary assumes that the shares are held as capital assets (generally, property held for investment), within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the Code, in the hands of a U.S. Holder at all relevant times. This discussion is based on the Code, final, temporary and proposed Treasury regulations thereunder, or the Treasury Regulations, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) are governments or agencies or instrumentalities thereof, (vi) elect to mark their securities to market, (vii) hold the shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (viii) acquire the shares as compensation for services or through the exercise or cancellation of employee stock options or warrants, (ix) have a functional currency other than the U.S. dollar, (x) own or have owned directly, indirectly, or constructively, shares of the Company representing 10% or more of the voting power or value of the Company, or (xi) are subject to the alternative minimum tax.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, U.S. federal estate, gift tax, or other non-income tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in the shares.

As used herein, “U.S. Holder” means a beneficial owner of common shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds common shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding the shares is urged to consult its own tax advisor.

Distributions on the Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution paid by the Company will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that such U.S. Holder actually or constructively receives the distribution in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value (determined in U.S. dollars) of such property on the date of the distribution. Because the Company does not intend to calculate its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.

To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of capital, causing a reduction in a U.S. Holder’s adjusted basis in the shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the shares), with any amount that exceeds such U.S. Holder’s adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed below).

So long as the shares are listed on the Nasdaq or the Company is eligible for benefits under the Income Tax Convention between the U.S. and Canada, dividends a U.S. Holder receives from the Company will be “qualified dividend income” if certain holding period and other requirements (including a requirement that the Company is not a PFIC in the year of the dividend or the immediately preceding year) are met. Qualified dividend income of an individual or other non-corporate U.S. Holder is subject to a reduced maximum U.S. federal income tax rate. However, if the Company is a PFIC in the year of the dividend or was a PFIC in the immediately preceding year, distributions on the shares will not constitute “qualified dividend income” eligible for the preferential tax rates described above.

Subject to certain limitations, Canadian tax withheld with respect to distributions made on the shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the shares. A U.S. Holder’s adjusted tax basis in such shares will generally be its U.S. dollar cost. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

PFIC Rules

A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for a taxable year, if either (a) 75% or more of the gross income of the Company consists of certain types of passive income (which we refer to as the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income. The value of the Company’s assets for this purpose is expected to be based, in part, on the quarterly average of the fair market value of such assets (which we refer to as the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions, but does not include active business gains arising from the sale of certain commodities.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Based on the projected composition of the Company’s assets and income, the Company does not believe that it was a PFIC for the taxable year ending December 31, 2019, and the Company does not anticipate becoming a PFIC for the current taxable year. Although the Company does not anticipate becoming a PFIC, because the value of the Company’s assets for purposes of the PFIC asset test generally should be determined by reference to the market price of the shares, it is possible that fluctuations in the market price of the shares may cause the Company to become a PFIC for the current or any subsequent taxable year. The determination of whether the Company will become a PFIC will also depend, in part, on the composition of its income and assets, which will be affected by how, and how quickly, the Company uses its liquid assets and cash raised in any offerings. Whether the Company is a PFIC is a factual determination and the Company must make a separate determination each taxable year as to whether it is a PFIC (after the close of each taxable year). Accordingly, the Company cannot assure holders that it will not be a PFIC during the current or any future taxable year. If the Company is classified as a PFIC for any taxable year during which a U.S. Holder holds shares, the Company will continue to be treated as a PFIC, unless the U.S. Holder makes certain elections, for all succeeding years, even if the Company ceases to qualify as a PFIC under the rules set forth above.

If the Company is considered a PFIC at any time that a U.S. Holder holds shares, any gain recognized by the U.S. Holder on a sale or other disposition of the shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on shares exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or a “qualified electing fund” election) of the shares if the Company is considered a PFIC. However, the Company does not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder holds shares during any taxable year that the Company is a PFIC, such holder must file an annual report with the IRS, subject to certain exceptions based on the value of the shares held.

Holders are urged to consult their tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing shares if the Company is or becomes a PFIC, including the possibility of making any election that may be available under the PFIC rules (including a mark-to-market election), which may mitigate the adverse U.S. federal income tax consequences of holding shares of a PFIC.

Receipt of Foreign Currency

The U.S. dollar value of any cash distribution made in Canadian dollars to a U.S. Holder will be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. For U.S. Holders following the accrual method of accounting, the amount realized on a disposition of the shares for an amount in Canadian dollars will be the U.S. dollar value of this amount on the date of disposition. On the settlement date, such U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash method U.S. Holder (or an accrual method U.S. Holder that so elects), the amount realized will be based on the spot rate in effect on the settlement date for the disposition, and no exchange gain or loss will be recognized at that time. A U.S. Holder will generally have a basis in Canadian dollars equal to their U.S. dollar value on the date of receipt of such distribution, on the date of disposition, or, in the case of cash method U.S. Holders (and accrual method U.S. Holders that so elects), on the date of settlement. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information with Respect to Foreign Financial Assets

Individuals and certain entities that own “specified foreign financial assets”, generally with an aggregate value in excess of $50,000 are generally required to file an information report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns for each year in which they hold shares. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to a U.S. Holder in respect of the shares and the proceeds received by such U.S. Holder from the sale, exchange or other disposition of the shares within the United States unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

CANADIAN TAX IMPLICATIONS FOR NON-CANADIAN HOLDERS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations, or, collectively, the Canadian Tax Act, (1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (2) deals at arm’s length with the Company, the underwriters (if any) and the selling shareholders; (3) is not affiliated with the Company, the underwriters (if any) and the selling shareholders; (4) does not use or hold, and is not deemed to use or hold, common shares in a business carried on in Canada; (5) has not entered into, with respect to the common shares, a “derivative forward agreement” or “synthetic disposition arrangement” as those phrases are defined in the Canadian Tax Act; and (6) holds the common shares as capital property (such holder, a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals, or Proposed Amendments, to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended, or the Canada-U.S. Tax Treaty, publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends required to be included in the income of, and capital gains or capital losses realized by, a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a common share, unless the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act and the Non-Canadian

Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes the Nasdaq, unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of our capital stock, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Canadian Tax Act), (iii) “timber resource properties” (as defined in the Canadian Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, common shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

CANADIAN TAX IMPLICATIONS FOR CANADIAN HOLDERS

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Canadian Tax Act generally applicable to a holder who acquires, as a beneficial owner, common shares issued pursuant to the offering and who, at all relevant times, for purposes of the Canadian Tax Act: (a) is resident or deemed to be resident in Canada; (b) holds the common shares as capital property; and (c) deals at arm’s length with the Company, the underwriters (if any) and the selling shareholders and is not affiliated with the Company, the underwriters (if any) and the selling shareholders, or a Holder. Generally, the common shares will be capital property to a Holder unless they are held or acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Holders whose common shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to have their common shares, and every other “Canadian security” (as defined in the Canadian Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property.

This summary is not applicable to a Holder: (a) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (b) an interest in which is a “tax shelter investment”, as defined in the Canadian Tax Act; (c) that is a “specified financial institution”, as defined in the Canadian Tax Act; (d) that has made an election under the Canadian Tax Act to determine its Canadian tax results in a foreign currency; (e) that has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Canadian Tax Act, with respect to its common shares; (f) that receives dividends on the common shares under or as part of a “dividend rental arrangement”, as defined in the Canadian Tax Act; or (g) that is a corporation that is or becomes, or does not deal at arm’s length for purposes of the Canadian Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the common shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules section 212.3 of the Canadian Tax Act. Such Holders should consult their own tax advisors.

In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of common shares.

This summary is based on the facts set out in this prospectus, the current provisions of the Canadian Tax Act, all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of hereof, or Canadian Tax Proposals, and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that all Canadian Tax Proposals will be enacted in the form proposed, however no assurance can be made that the Canadian Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, other than the Canadian Tax Proposals, does not take into account or anticipate any changes in law or in administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the common shares. The income and other tax consequences of acquiring, holding or disposing of common shares will vary depending on a Holder’s particular status and circumstances, including the province or territory in which the Holder resides or carries on business. This summary is not intended to be, nor should it construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to an investment in the common shares having regard to their particular circumstances.

Dividends on Common Shares

In the case of a Holder who is an individual (excluding certain trusts), dividends received or deemed to be received on the common shares will be included in computing the Holder’s income for the taxation year in which such dividends are received and will be subject to the gross-up and dividend tax credit rules of the Canadian Tax Act that apply to taxable dividends received from “taxable Canadian corporations”. Provided that appropriate designations are made by the Company, such dividend will be treated as an “eligible dividend” for the purposes of the Canadian Tax Act and will be subject to an enhanced gross-up and enhanced dividend tax credit in respect of such dividend. There may be limitations on the Company’s ability to designate dividends and deemed dividends as eligible dividends.

Dividends received or deemed to be received on the common shares by a Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Canadian Tax Act will treat a taxable dividend received by a Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Holder that is a “private corporation” or a “subject corporation” (each as defined in the Canadian Tax Act) will generally be liable under Part IV of the Canadian Tax Act to pay a refundable tax on dividends received or deemed to be received on the common shares to the extent that such dividends are deductible in computing the Holder’s taxable income for the taxation year.

Dividends received by a Holder who is an individual (excluding certain trusts) may result in such Holder being liable for minimum tax under the Canadian Tax Act. Holders who are individuals should consult their own tax advisors in this regard.

Dispositions of Common Shares

On the disposition or deemed disposition of common shares by a Holder, the Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of such common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common shares to the Holder immediately before the disposition or deemed disposition.

The adjusted cost base to the Holder of a common share acquired pursuant to this offering will be determined by averaging the cost of such common share with the adjusted cost base of the other common shares owned by the Holder as capital property at that time.

Taxation of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain, or a taxable capital gain, realized by a Holder on a disposition of common shares in a taxation year must be included in computing such Holder’s income for that year, and one-half of any capital loss, or an allowable capital loss, realized by a Holder on a disposition of common shares in a taxation year must be deducted from any taxable capital gains realized by the Holder in the year, subject to and in accordance with the provisions of the Canadian Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such years, subject to and in accordance with the provisions of the Canadian Tax Act.

The amount of any capital loss realized by a Holder that is a corporation on the disposition of a common share may be reduced by the amount of any dividends received (or deemed to be received) by the Holder on such common share to the extent and under the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a common share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Holders should consult their own tax advisors.

A capital gain realized by a Holder who is an individual or trust (other than certain specified trusts) may give rise to a liability for alternative minimum tax.

A Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act), may also be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Canadian Tax Act), including an amount in respect of taxable capital gains.

LEGAL MATTERS

The validity of the issuance of the shares offered in this prospectus and certain other matters of Canadian law will be passed upon for us by McCarthy Tétrault LLP, Calgary, Canada. We are being represented by Shearman & Sterling LLP, Toronto, Canada, with respect to certain matters of U.S. law.

EXPERTS

The consolidated financial statements of Sundial Growers Inc. as at and for the year ended December 31, 2019, ten months ended December 31, 2018 and the year ended February 28, 2018 incorporated by reference into this prospectus from our Annual Report on Form 20-F for the year ended December 31, 2019, have been audited by KPMG LLP. KPMG LLP have confirmed with respect to Sundial Growers Inc. that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Sundial Growers Inc. under all relevant U.S. professional and regulatory standards. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of KPMG LLP are located at 205–5th Avenue SW, Suite 2700, Calgary, Alberta, Canada.

CHANGE IN THE REGISTRANT’S CERTIFYING ACCOUNTANT

Effective for the fiscal year ended December 31, 2018, MNP LLP (“MNP”) resigned as our independent auditors as we engaged new auditors in connection with the listing to which the registration statement of which this prospectus forms a part relates. MNP did not audit our consolidated financial statements for any period subsequent to the year ended February 28, 2018.

For the years ended February 28, 2018 and 2017, no report by MNP on our consolidated financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended February 28, 2018 and 2017, and the subsequent period through the appointment of KPMG as our auditor, (i) there were no disagreements (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between us and MNP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MNP, would have caused MNP to make reference thereto in its report upon on our audited consolidated financial statements for the years ended February 28, 2018 and 2017, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

Effective for the fiscal year ended December 31, 2018, our board of directors appointed KPMG as our independent registered public accounting firm to audit our consolidated financial statements prepared in accordance with IFRS as issued by the IASB for the fiscal year ended December 31, 2018, and to re-audit our consolidated financial statements prepared in accordance with IFRS as issued by the IASB for the years ended February 28, 2018 and 2017.

During the fiscal years ended December 31, 2019, December 31, 2018, February 28, 2018 and February 28, 2017, and the subsequent period preceding our engagement of KPMG as our independent registered public accounting firm, we did not consult with KPMG on matters that involved the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our consolidated financial statements or any other matter that was either the subject of a disagreement or reportable event.

TRANSFER AGENT AND REGISTRAR

The Canadian transfer agent and registrar for our common shares is Odyssey Trust Company at its principal office in Calgary, Alberta. The United States transfer agent and registrar for our common shares is Equity Stock Transfer, LLC at its principal office in New York, New York.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of Alberta. All of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, members of our board of directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the common shares offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to Sundial Growers Inc. and the common shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we currently produce quarterly financial reports and furnish them to the SEC after the end of each of the first three quarters of our fiscal year and file our annual report within four months after the end of our fiscal year. Our annual consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and certified by an independent public accounting firm.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The documents we are incorporating by reference as of their respective dates of filing are:

•

our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the SEC on March 31, 2020, including our audited consolidated balance sheets as at December 31, 2019 and December 31, 2018, and the consolidated statements of financial position, loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2019, the ten month period ended December 31, 2018 and the year ended February 28, 2018;

•

our report on Form 6-K furnished to the SEC on April 24, 2020 (Acc. No. 0001564590-20-018564), including our notice of 2020 annual general and special meeting of shareholders and information circulated dated April 20, 2020, for the annual general meeting and special meeting of shareholders held on May 20, 2020, which was included as part of Exhibit 99.1, but excluding Exhibit 99.2 thereto;

•

our condensed consolidated unaudited interim consolidated financial statements and notes to the condensed consolidated unaudited interim consolidated financial statements for the three months ended March  31, 2020 and 2019, which were included as Exhibit 99.1 to the report on Form 6-K furnished to the SEC on May  15, 2020 (Acc. No. 0001279569-20-000791), together with the Management Discussion and Analysis of financial condition and performance for the three months ended March 31, 2020 and 2019 (our “Q1 2020 MD&A”), which was included as Exhibit 99.2 to the report on Form 6-K furnished to the SEC on May 15, 2020 (Acc. No. 0001279569-20-000791);

•

our reports on Form 6-K furnished to the SEC on January 10, 2020, January 30, 2020, April 9,  2020, April 15, 2020, April 24, 2020 (Acc. No. 00001279569-20-000611), May 1, 2020, May  12, 2020, May  15, 2020 (Acc. No. 0001279569-20-000790), May  21, 2020, May 26, 2020, June  1, 2020, June 8, 2020, and June 19, 2020; and

•	the description of our securities as set forth on Exhibit 2.4 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the SEC on March 31, 2020.

Copies of the documents incorporated herein by reference may be obtained on request without charge from our Chief Financial Officer at #300, 919 – 11 Avenue SW Calgary, AB T2R 1P3, telephone +1 (403) 948-5227 or on our website at www.sndlgroup.com. The information on our website is not incorporated by reference into this prospectus. These documents are also available through the Internet on SEDAR, which can be accessed online at www.sedar.com, and on the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov.

You should rely only on the information incorporated by reference or provided in this prospectus. Neither we nor selling shareholders have authorized anyone else to provide you with different information. Neither we nor the selling shareholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

130,132,104 Common Shares

PROSPECTUS

July 16, 2020

PART II

Information Not Required in Prospectus

Item 6.	Indemnification of Directors and Officers.

Under the Business Corporations Act (Alberta), or the ABCA, except in respect of an action by or on behalf of a corporation to procure a judgment in its favor (in the absence of court approval in respect of costs, charges and expenses), we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor and the individuals heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative proceeding in which the individual is made a party because of his or her association with us or another entity. The ABCA also provides that we may advance monies to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below or is not successful on the merits in their defense of the action or proceeding.

However, indemnification is prohibited under the ABCA unless the individual:

•	acted honestly and in good faith with a view to our best interests; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require us to indemnify to the fullest extent permitted by the ABCA each of our current or former directors and each person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Company or any such body corporate) and the individuals heirs and legal representatives, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Our by-laws authorize us to purchase and maintain such insurance for the benefit of our directors and officers as our board of directors may determine from time to time, subject to any limitations in the ABCA.

Item 7.	Recent Sales of Unregistered Securities.

Set forth below is information regarding all securities we issued without registration under the Securities Act in the last three years.

Common Shares

Date of Issuance	Aggregate number of common shares issued	Price or value per common share	Consideration	Category of persons to whom issued
Fiscal Year ended February 28, 2018
April 10, 2017 – May 6, 2017	3,840,651	$0.79	Aggregate proceeds of $3.0 million	Private investors

September 21, 2017 – January 24, 2018	3,857,141	$0.94	Aggregate proceeds of $3.6 million	Private investors in Canada and the United States

January 31, 2018 – February 28, 2018	369,226	$2.44	Aggregate proceeds of $0.9 million	Private investors in Canada and the United States

Date of Issuance	Aggregate number of common shares issued	Price or value per common share	Consideration	Category of persons to whom issued
January 15, 2018 – September 4, 2018	1,600,000	$1.88	Conversion of $3.0 million of debt advanced under the Investment and Royalty Agreement (as defined in the prospectus which forms part of this registration statement) into equity	Edward Hellard

October 16, 2017	10,667	$2.41	Services of certain of our employees and advisers	Certain of our employees and advisers
Ten month period ended December 31, 2018
March 1, 2018 – September 4, 2018	5,549,037	$2.96	Conversion of $7.9 million of debt advanced under the Investment and Royalty Agreement into equity	Edward Hellard

March 2, 2018	847,299	$2.44	Aggregate proceeds of $2.1 million	Private investors in Canada and the United States

December 25, 2018	12,443	$3.91	Financial advisory services from Cascadia Capital LLC	Cascadia Capital LLC

October 17, 2018 and March 31, 2019	150,398	$3.91	Equity incentives to certain of our employees	Certain of our employees

October 11, 2018 and November 5, 2018	558,501	$3.91	Aggregate proceeds of $2.2 million from exercise of warrants previously issued as part of a unit offering	Certain of our warrantholders

March 1, 2018 – December 31, 2018	210,234	$0.63 – 2.97	Services of certain of our employees and advisers	Certain of our employees and advisers

March 1, 2018 – December 31, 2018	2,875,312	$0.63 - $1.72	Aggregate proceeds of $1.8 million from exercise of simple and performance warrants previously granted to certain of our employees	Certain of our warrantholders

March 29, 2018 – June 8, 2018	4,491,154	$2.97	Aggregate proceeds of $13.3 million	Private investors

June 20, 2018 – August 10, 2018	1,702,243	$2.97	Aggregate proceeds of $5.1 million	Private investors

Date of Issuance	Aggregate number of common shares issued	Price or value per common share	Consideration	Category of persons to whom issued
Year ended December 31, 2019
January 1, 2019 – December 31, 2019	4,211,242	$3.91	Aggregate proceeds of $16.5 million from exercise of warrants previously issued as part of a unit offering	Certain of our warrant holders

January 1, 2019 – December 31, 2019	57,960	US$2.55	Exchange of restricted share units	Certain of our employees

January 1, 2019 – December 31, 2019	6,237,630	$3.28	Conversion of principal amount of $21.2 million and US$2.5 million of our 12% Convertible Notes into equity units at option of holders	Certain of our 12% Convertible Notes holders

January 1, 2019 – March 31, 2019	1,600,000	$0.63	Aggregate proceeds of $1.0 million from exercise of performance warrants granted to certain of our employees	Certain of our employees

January 1, 2019 – March 31, 2019	21,280	$3.91	Equity incentives to certain of our employees	Certain of our employees

January 10, 2019	115,518	$3.91	Aggregate proceeds of $0.5 million	Certain of our employees

March 13, 2019	296,800	$8.76	Part of consideration for purchase of 50% of Pathway Rx Inc.	Pathway Rx Inc. vendors

April 1, 2019 – April 29, 2019	2,086,509	$3.91	Aggregate proceeds of $8.2 million from exercise of warrants previously issued as part of a unit offering	Certain of our warrantholders

April 1, 2019 – May 31, 2019	16,480	$10.38 - $12.67	Equity incentives to certain of our employees	Certain of our employees

May 1, 2019	480,000	$11.03	Part of consideration for acquisition of certain brands and cannabis cultivars from Sun 8 Holdings Inc.	Sun 8 Holdings Inc.

Date of Issuance	Aggregate number of common shares issued	Price or value per common share	Consideration	Category of persons to whom issued
April 18, 2019 – June 24, 2019	148,800	$0.63 – $0.94	Proceeds from exercise of simple and performance warrants previously granted to certain of our employees	Certain of our employees

May 21, 2019	317,952	$12.88	Part of consideration for construction of the Olds Facility by Modus Structures Inc.	Modus Structures Inc.

May 28, 2019	1,280	$3.91	Proceeds from shares sold to employee	One of our employees

June 1, 2019 – June 30, 2019	16,640	$15.52	Equity incentives to certain of our employees	Certain of our employees

July 2, 2019	2,400,000	N/A	Part of consideration for the acquisition of Bridge Farm	Bridge Farm sellers

July 2, 2019	52,800	$0.94	Proceeds from exercise of performance warrants granted to certain of our employees	Certain of our employees

July 17, 2019	50,963	$1.53	Conversion of $10.9 million of debt advanced under the Investment and Royalty Agreement into equity	Edward Hellard

August 6, 2019	11,000,000	US$13.00	Initial public offering	Certain investors in the initial public offering

August 14, 2019	6,871,046	$13.54	Conversion of 8% Convertible Notes at option of holders in connection with initial public offering	Holders of our 8% Convertible Notes

August 6, 2019	3,680,0000	$17.23	Termination of the Investment and Royalty Agreement	Edward Hellard
January 1, 2020 to date hereof

January 16, 2020	158,251	$3.72	In connection with earn-out consideration for the acquisition of Bridge Farm	Seller of Bridge Farm

Date of Issuance	Aggregate number of common shares issued	Price or value per common share	Consideration	Category of persons to whom issued
January 1, 2020 –March 31, 2020	14,656	US$2.40 - $3.46	Exchange of restricted share units	Certain of our employees

Stock Options; RSUs; DSUs

During the year ended December 31, 2019, we granted:

•	623,850 stock options to certain of our employees, exercisable into an equal number of common shares, with an average exercise price of $4.33 and a range of exercise prices from $3.12 to $5.86.

•	107,543 RSUs to certain of our employees, exchangeable for an equal number of common shares; and

•	378,080 DSUs to certain of our directors, exchangeable for an equal number of common shares.

During the three months ended March 31, 2020, we granted:

•	1,015,960 RSUs to certain of our employees, exchangeable for an equal number of common shares; and

•	32,532 DSUs to certain of our directors, exchangeable for an equal number of common shares.

Subsequent to March 31, 2020 and to the date of this registration statement, we granted:

•	stock options to certain employees exercisable at a price of $ per common share

•	RSUs to certain of our employees, exchangeable for an equal number of common shares; and

•	DSUs to certain of our directors, exchangeable for an equal number of common shares.

See “Directors, Senior Management and Employees—Compensation” in our Annual Report for a summary of the terms of our compensation plans.

Warrants

In the fiscal year ended February 28, 2018, we granted 2,904,000 simple warrants and 8,125,158 performance warrants, collectively exercisable into an aggregate of 11,029,158 common shares, at an average exercise price of $0.82 and $1.39, respectively, as equity incentives to certain of our employees.

In the fiscal year ended December 31, 2018, we granted 3,535,200 simple warrants and 2,188,800 performance warrants, collectively exercisable into an aggregate of 5,724,000 common shares at an average exercise price of $2.61 and $2.48, respectively, as equity incentives to certain of our employees.

In the fiscal year ended December 31, 2019, we granted 4,795,200 simple warrants and 723,200 performance warrants, collectively exercisable into an aggregate of 5,518,400 common shares at a weighted average exercise price of $6.32 and $12.23, respectively, as equity incentives to certain of our employees. Subsequent to our initial public offering, we established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

In a series of transactions between June 20, 2018 and August 24, 2018, we sold an aggregate of 4,491,154 units, each comprising one common share and one warrant, immediately vested and exercisable into one common share prior to April 30, 2019 at a price of $3.91, for aggregate proceeds of $17.5 million. In August 2018, a total of 558,501 warrants thus issued were exercised at a price of $3.91, for aggregate proceeds of $2.2 million. As an incentive to exercise, the warrant holders received a total of 279,251 warrants, which, upon issuance, became immediately vested and exercisable into an aggregate of 279,251 common shares at a price of $3.91.

Concurrently with the acquisition of our interest in Pathway Rx Inc., or Pathway Rx, we entered into a license agreement, which granted us an exclusive right to use Pathway Rx’s intellectual property in exchange for consideration which includes the grant of up to 280,000 of warrants to purchase our common shares at an exercise price of $1.81 per share, subject to achievement of certain milestone gross revenues derived from certain activities which use the intellectual property that is the subject matter of the license agreement. No such warrants have been granted as of the date of this registration statement.

Consideration for our purchase of world-wide proprietary rights to the Top Leaf, BC Weed Co. and certain other brands from Sun 8 Holdings Inc. on May 1, 2019 included the issuance of 1,800,000 performance warrants, exercisable into an aggregate of 1,800,000 of our common shares at an exercise price of $0.94 per share, and vesting annually over five years, beginning on March 31, 2020. The number of performance warrants eligible to vest each year depends on the achievement of certain thresholds of revenue derived from the brands acquired under the agreement and certain cannabis cultivars. No such warrants have vested as of the date of this registration statement.

On June 27, 2019, we entered into the Original SAF Credit Agreement, providing for credit advances in two tranches totaling $159.575 million, less (i) a 6% original issue discount and (ii) upfront fees totaling up to approximately $2.4 million. The first tranche of $115.0 million, less original issue discount and upfront fees, was advanced to the Company to fund the acquisition of Bridge Farm. In connection with the advancement of funds under the Original SAF Credit Agreement, the Creditor received warrants exercisable upon the earlier of (i) the Company’s initial public offering, (ii) December 31, 2020, or (iii) a default or event of default under the Original SAF Credit Agreement or certain other specified events. Based on the foregoing, the Company under the warrant certificates issued to the Creditor, for the first tranche, warrants to acquire 1,495,665 shares at a weighted average exercise price of $20.76 per share and, for the second tranche, warrants to acquire 957,225 shares at an exercise price of $21.63 per share.

In July 2019, we have issued 480,000 warrants (exercisable for one common share each at an exercise price of $6.25) to David Ball pursuant to the terms of his employment agreement effective upon closing of the Bridge Farm acquisition. The employment agreement has been terminated as of the date of this prospectus and the warrants have been forfeited.

On July 1, 2019, Mr. Mills was issued 720,000 warrants to purchase our common shares, with an exercise price of $6.25 per warrant. Per the terms of Mr. Mills’ director services agreement, those warrants vest in three equal annual installments in the event Mr. Mills assumes the position of Executive Chairman and will expire five years from the vesting date; however, if Mr. Mills does not assume the position of Executive Chairman by December 31, 2021, then all of such warrants will expire. Mr. Mills’ director services agreement contemplates that he may assume the position of Executive Chairman as early as July 2020; although the position of Executive Chairman is currently vacant, our board of directors has not agreed to nominate Mr. Mills to such a position, nor has Mr. Mills agreed to serve in such position. Furthermore, on July 1, 2019, Mr. Mills was issued warrants to purchase 80,000 of our common shares, with an exercise price of $7.50 per warrant, which vest, if during the term of Mr. Mills’ director services agreement, the equity market capitalization value of the Company (as calculated in accordance with the agreement) exceeds $5.5 billion and expire three years following the vesting date.

On June 5, 2020, we issued (i) in connection with the SAF Transaction, the SAF Warrants to purchase 17,500,000 common shares at an exercise price of US$1.20 per warrant and to purchase 17,500,000 common shares at an exercise price of US$1.00 per warrant, (ii) the New Investor Warrants to purchase 14,457,059 common shares, at an exercise price of US$0.9338 in connection with the Securities Purchase Agreement and (iii) the Placement Agent Warrants to purchase 1,080,000 common shares in connection with certain placement agent services related to the Securities Purchase Agreement. Terms capitalized but not defined herein are defined in the prospectus which forms part of this registration statement. See “Description of Private Placement”, “Description of SAF Transaction” and “Prospectus Summary—Recent Developments—Placement Agent Warrants” in the prospectus which forms part hereof..

Issuances of Convertible Notes

In a series of transactions between October 15, 2018 and November 31, 2018, we privately placed an aggregate principal amount $28,941,500 of 12% Convertible Notes, maturing in 12 months of the date of their issuance and convertible, at the option of the holder and at any time up to 15 days prior to maturity, into units comprising one common share and one half of one warrant. Each full warrant thus issued is immediately vested and exercisable, for 12 months following the date of its issuance into one common share of the Company, at an exercise price of $4.38 in the case of the Canadian dollar-denominated 12% Convertible Notes, and US$3.75 in the case of the US dollar-denominated 12% Convertible Notes. In connection with our initial public offering, we issued additional warrants to holders of the 12% Convertible Notes to incentivize participation in a lockup incentive offer. During the year ended December 31, 2019, principal of $21.2 million and US$2.5 million of our 12% Convertible Notes was converted into equity units, at the option of the holders. Equity units issued consisted of 6.2 million common shares and 3.6 million warrants. As of the date of this registration statement, all 12% Convertible Notes have been converted and there are outstanding (i) 2,787,546 warrants with an exercise price of $4.38 that were issued pursuant to conversion of the Canadian-dollar denominated 12% Convertible Notes and (ii) 444,888 warrants with an exercise price of US$3.75 that were issued pursuant to conversion of the US-dollar denominated 12% Convertible Notes.

In May 2019, we closed a private placement offering of the 8% Convertible Notes to accredited investors in Canada and the United States in aggregate principal amount of approximately $92.6 million. In July 2019, we issued a further $0.6 million of 8% Convertible Notes to an affiliate of the Canadian chartered bank that provided the Bridge Facility as consideration for past services rendered by the bank in providing the Bridge Facility. In August 2019, all principal and accrued interest accrued interest outstanding under the 8% Convertible Notes was converted into 6.9 million common shares at a conversion price of $13.84.

On June 5, 2020, we issued the SAF Convertible Note in connection with the Securities Restructuring Agreement and the New Investor Convertible Notes in connection with the Securities Purchase Agreement. See “Description of Private Placement” and “Description of SAF Transaction” in the prospectus which forms part of this registration statement.

Other than our initial public offering, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. The sales of these securities were made without any general solicitation or advertising.

Other than the initial public offering, the transactions described above were made outside the United States pursuant to Regulation S, or to U.S. persons pursuant to (i) Rule 701 promulgated under the Securities Act, in that the securities were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701, or (ii) to U.S. persons pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506(b) under Regulation D of the Securities Act in that such sales and issuances did not involve a public offering.

Item 8.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1†	Sale and Purchase Agreement, among Project Giant Bidco Limited, as buyer, David Ball, as buyer’s guarantor, Sundial UK Limited, as seller and Sundial Growers Inc. as seller’s guarantor, dated May 15, 2020 (incorporated by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K, filed with the SEC on May 26, 2020)

3.1	Articles of Incorporation of Sundial Growers Inc., as currently in effect (incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form S-8, filed with the SEC on August 9, 2019)

3.2	Bylaws of Sundial Growers Inc. as currently in effect (incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 23, 2019)

4.1	Specimen Share Certificate (incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 23, 2019)

4.2	Registration Rights Agreement, dated August 6, 2019, between Sundial Growers Inc. and Edward Hellard (incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, filed with the SEC on August 29, 2019)

4.3	Lock-Up Agreement, dated September 30, 2019, among Sundial Growers Inc. and the shareholders of the Company named in Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, filed with the SEC on October 3, 2019)

4.4	Form of Placement Agent Warrant (incorporated by reference to Exhibit 99.6 to the Registrant’s current report on Form 6-K, filed with the SEC on June 8, 2020)

5.1	Opinion of McCarthy Tétrault LLP as to the validity of the shares

10.1†	License Agreement, dated March 13, 2019, among Pathway Rx Inc., Sundial Growers Inc., Igor Kovalchuk, Olga Kovalchuk and Darryl Hudson (incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019)

10.2†	Service and Sale Agreement between Sundial Growers Inc. and Sun 8 Holdings Inc., dated May 1, 2019 (incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 5, 2019)

10.3†	Professional Services Agreement, dated July 8, 2019, between AppColony Inc. and Sundial Growers Inc. (incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 23, 2019)

10.4†	Amended and Restated Credit Agreement dated as of June 5, 2020 among, inter alios, Sundial Growers Inc., as borrower, the financial institutions from time to time party thereto, as lenders, and ATB Financial, as administrative agent for the lenders (incorporated by reference to Exhibit 99.3 to the Registrant’s current report on Form 6-K, filed with the SEC on June 8, 2020)

10.5†	Securities Restructuring Agreement dated as of June 5, 2020 by and among Sundial Growers Inc. and SAF Jackson II LP, include the forms of the related convertible note, warrant and registration rights agreement (incorporated by reference to Exhibit 99.4 to the Registrant’s current report on Form 6-K, filed with the SEC on June 8, 2020)

Exhibit Number	Exhibit Description

10.6†	Securities Purchase Agreement dated as of June 5, 2020 by and among Sundial Growers Inc. and each of the investors listed on the Schedule of Buyers attached thereto, including the forms of the related convertible notes, warrants and registration rights agreement (incorporated by reference to Exhibit 99.5 to the Registrant’s current report on Form 6-K, filed with the SEC on June 8, 2020)

21.1	List of Subsidiaries of Sundial Growers Inc.

23.1	Consent of KPMG LLP

23.2	Consent of McCarthy Tétrault LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

†

Portions of this exhibit have been omitted pursuant to Item 601(a)(6), Item 601(b)(2)(ii) or Item 601(b)(10)(iv), as applicable, of Regulation S-K under the Securities Act of 1933, as amended, because they are both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed or include information the disclosure of which would constitute a clearly unwarranted invasion of personal privacy.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 9.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Calgary, Canada, on July 16, 2020.

By:	/s/ Zachary George
Name:	Zachary George
Title:	Chief Executive Officer

Each of the undersigned members of the board of directors of the Registrant hereby severally constitutes and appoints Zachary George and James Keough as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Zachary George	Chief Executive Officer and Director (Principal Executive Officer)	July 16, 2020
Zachary George

/s/ James Keough	Chief Financial Officer (Principal Financial and Accounting Officer)	July 16, 2020
James Keough

/s/ J. Gregory Mills	Chairman and Director	July 16, 2020
J. Gregory Mills

/s/ Gregory Turnbull	Director	July 16, 2020
Gregory Turnbull

/s/ Elizabeth Cannon	Director	July 16, 2020
Elizabeth Cannon

/s/ Bryan D. Pinney	Director	July 16, 2020
Bryan D. Pinney

Signature of Authorized U.S. Representative of Registrant

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Sundial Growers Inc., has signed this Registration Statement on July 16, 2020.

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director, Puglisi & Associates